P.E 12/31/06 AR/S

LNB Bancorp, Inc.

2006 Annual Report


07048212

0-13203



A Community Bank GROWING with you













A Community Bank – Growing with You

We are proud to share the LNB Bancorp, Inc. 2006 Annual Report with you. This past year was a period marked by expansion of the company in several ways. We grew in our home base of Lorain County with new offices in two fast growing areas of North Ridgeville and Elyria. We also extended our presence in Cuyahoga County, where we opened a business development office to serve the financial needs of small-to-medium size businesses across the region. On January 16, 2007, we announced the signing of a definitive agreement with Morgan Bancorp, Inc. of Hudson, Ohio for a merger transaction in which LNB Bancorp is to acquire Morgan and its wholly-owned subsidiary, Morgan Bank, N.A. LNB and Morgan share the same commitment to a strong community bank culture.

We also grew in terms of expanded product and service capabilities for our customers. Whether on a personal or business level, Lorain National has the resources to serve its customers better than ever before.

As a community bank with a long heritage of serving its local markets, LNB was also active in numerous ways to help support the growth and vitality of our communities, whether through loans to spur economic growth or support of civic and charitable organizations or the active involvement of our employees in those organizations.

All of this growth is not for growth's sake, but to equip us to serve our customers and their growing needs in superior fashion. Their growth is our growth and we plan to keep growing with them. Most importantly, our growth plans are intended to reward our shareholders for their investment and confidence in our company's future.

CORPORATE INFORMATION

Corporate Profile

LNB Bancorp, Inc. is an $851 million financial holding company. The Lorain National Bank, LNB Bancorp's primary subsidiary, provides a full spectrum of financial services, including full-service community banking, specializing in commercial, personal banking services, residential mortgage lending and investment and trust services. Lorain National Bank serves customers through 22 retail-banking centers and 26 24-hour MoneyMate® ATMs in Lorain, eastern Erie and western Cuyahoga counties.

North Coast Community Development Corporation, a wholly owned subsidiary of The Lorain National Bank, provides qualified community businesses with debt financing. NCCDC offers commercial loans with preferred interest rates on projects that meet the standards for the New Markets Tax Credit Program.

For brokerage services, the Bank operates under an agreement with Investment Centers of America, a member of NASD/SIPC. Investment Centers offers mutual funds, variable annuity and life insurance products, along with investments in stocks and bonds.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as a high growth, efficiently managed independent community bank.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our associates.

CONTENTS

INVESTOR INFORMATION

Corporate Headquarters

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4LNB.com
InvestorRelations@4LNB.com

Annual Meeting

The Annual Meeting of Shareholders of LNB Bancorp, Inc. will be held at 10:00 a.m., Eastern Daylight Savings Time, on Tuesday, April 17, 2007, at Lorain National Bank, 521 Broadway, Lorain, Ohio 44052.

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of Form 10-K and other filings are available at **www.4LNB.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Telephone: (440) 244-7317
Investor Relations
Telefax: (440) 244-4815
457 Broadway
Lorain, Ohio 44052-1769

Web Site Access to United States Securities and Exchange Commission Filings

All reports filed electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current event reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's Web site at **www.4LNB.com.** These filings are accessible on the SEC's Web site at www.sec.gov.

Independent Registered Public Accounting Firm

Plante & Moran, PLLC
65 East State Street, Suite 600
Columbus, Ohio 43215

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4LNB.com** or call (440) 244-7107.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certificates and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNB Bancorp, Inc. common stock is traded on the NASDAQ Stock Market® under the ticker symbol LNBB.


LNBB
NASDAQ
LISTED

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock directly from LNB Bancorp, Inc. through optional cash payments or automatic monthly deductions from your bank account. You also may have your dividends reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948.

Dividend Information

Complete dividend information is disclosed in Form 10K of this report.

Quarterly Earnings Reporting

For 2007, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth week of April, July, October 2007 and January 2008. Any investor desiring a copy of an earnings release can obtain one at **www.4LNB.com** or by calling (440) 244-7317.

FINANCIAL HIGHLIGHTS FOR LNB BANCORP, INC.

December 31, (Dollars in thousands, except per share data and ratios)	2006	2005	2004
Financial Position			
Assets	$ 851,098	$ 801,121	$ 781,649
Securities	159,058	155,274	149,621
Net loans	621,033	584,389	567,838
Deposits	717,261	640,216	605,543
Other borrowings	57,249	86,512	100,915
Shareholders' equity	68,697	68,406	70,574
Financial Results for the Year			
Interest income	$ 49,242	$ 43,432	$ 37,224
Interest expense	20,635	13,402	9,102
Net interest income	28,607	30,030	28,122
Provision for loan losses	2,280	1,248	1,748
Noninterest income	9,751	10,377	10,442
Noninterest expense	28,985	30,267	26,290
Income taxes	1,669	2,479	3,051
Net income	5,424	6,413	7,475
Per Share Data			
Basic earnings	$ .84	$ .97	$ 1.13
Diluted earnings	.84	.97	1.13
Cash dividends	.72	.72	.72
Book value (year-end)	10.66	10.45	10.64
Market value (year-end)	16.05	17.95	20.13
Financial Performance Ratios			
Return on average assets (ROAA)	.66 %	.81 %	.98 %
Return on average shareholders' equity (ROAE)	7.89	9.11	10.75
Net interest margin	3.78	4.09	4.01
Efficiency ratio	76.03	75.44	67.82
Loans/deposits	87.60	92.31	94.99
Dividend payout	85.71	74.22	63.72
Capital Ratios			
Core capital (Tier I)/Risk-adjusted assets	9.53 %	10.38 %	10.58 %
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	10.56	11.39	11.72
Leverage ratio (Tier 1/Average assets)	8.07	8.57	9.05
Average shareholders' equity to average assets	8.39	8.88	9.15
Market Ratios			
Price/earnings (X)	19.11	18.51	17.81
Price/book (%)	150.56	171.77	189.14
Dividend yield (%)	4.49	4.01	3.58

CHAIRMAN'S MESSAGE


James R. Herrick

To Our Shareholders,

On behalf of the LNB Bancorp Board of Directors, I am pleased to share my thoughts with you on the progress of your company over the past year and the reasons behind our optimism for the future.

We began our second century for the bank in 2006 – a year marked by genuine progress. We are quite proud of the new levels of assets and deposits the bank reached in 2006 and the many new products and services that were added to make the bank even more appealing to new and existing customers. There has also been tremendous progress made in 2006 to expand the reach of the LNB franchise – both within Lorain County as well as beyond those borders. The opening of new, highly-modern offices in North Ridgeville and Elyria will help us expand our home base, and our new business development office in Cuyahoga County will help us as we offer our services to small and medium sized companies across the region.

We continue to be impressed by the hard work and dedication of Dan Klimas and his team of managers and associates at LNB. Throughout the past year we have seen continued improvement in the quality and experience of our management team and are confident we have the right people in place to again grow your bank to even higher levels of performance and profitability. Your team is working hard every day to serve our customers in superior fashion and grow the bank amid a highly competitive financial services environment. We recognize there remain some challenges in terms of managing our asset quality and enhancing our overall growth, but we are confident that we can weather these difficulties and emerge as a high performing company for years to come.

As we begin 2007, we are truly excited about the announcement of our merger with Morgan Bank, N.A. Your board believes this is truly a great partner for LNB. Morgan is an excellent community bank, operating in a highly affluent market in northern Summit

PRESIDENT'S MESSAGE


Daniel E. Klimas

To Our Shareholders,

I am pleased to share a review of 2006 with you and provide some perspective on the future of your company.

The year 2006 was one of tremendous progress in terms of accomplishing our strategic objectives. As I have shared with you on a number of occasions, the basis of all we do is rooted in our strong commitment to the community bank model as the foundation of our strategy. We remain committed to that model now more than ever.

In 2006, we embarked on our expansion strategy which included strengthening our Lorain County presence as well as expanding into attractive markets in nearby counties. In 2006, we opened a new branch in North Ridgeville and early this year we opened another in southern Elyria. Both offices are located in high growth areas of the county. We also opened a business development office in Cuyahoga County which serves small-to-medium size businesses throughout the region. We have been warmly welcomed at all three of these offices and are beginning to already see a return on our investment.

Our investments in 2006 went well beyond those of bricks and mortar as we added personnel, products and services to better serve our customers. We enhanced our expertise in residential mortgage banking, private banking and at our branches by adding experienced professionals to our already strong team. LNB also formed a partnership in 2006 with Investment Centers of America to provide investment, insurance and other non-deposit services to our customers at select LNB locations. ICA provides convenient access to annuities and other insurance products, mutual funds and unit investment trusts, along with investment planning services. ICA specializes in helping community banks like LNB offer non-deposit investment products and services to clients. We also partnered with CBIZ Payroll to offer payroll processing and related services to Northeast Ohio businesses. The addition of this banking and investment expertise has already started to make a solid contribution to our performance.

Morgan Bank Merger

On January 16, 2007, we announced the signing of a definitive agreement with Morgan Bancorp, Inc. of Hudson, Ohio for a merger transaction in which LNB Bancorp is to acquire Morgan and its wholly-owned subsidiary, Morgan Bank, N.A. Completion of the merger is anticipated in the third quarter of 2007, pending certain regulatory and Morgan shareholder approvals. Morgan Bank, which has assets of about $129 million, operates from one branch location in Hudson, a strategically-located, affluent community.

Both LNB and Morgan share the same commitment to a strong community bank culture and have complementary product strengths. We believe we can export many of the product and business capabilities we each have to help the merged company grow and prosper in the future. Further, this merger will greatly enhance our expansion initiatives, while providing top line growth and better leveraging of our expense base. The transaction is expected to be accretive to earnings in the first full year of operation.

County. We believe that actions such as this are critical to our growth strategy, and that while expanding our footprint, they allow us to continue our focus of sustaining our Community Bank model. We are looking forward to welcoming the management, employees and customers of Morgan Bank to the LNB Bancorp family.

We believe we have taken some important steps in terms of market share development, while continuing our commitment as an independent community bank. As your Board of Directors, we are proud that the Bank has stayed true to its community bank roots. We believe this has been and will continue to be the cornerstone of our success.

Your Board of Directors remains dedicated to putting forth a great deal of time and effort to help your management team achieve even greater success. We remain active and involved in the development of the strategic decisions that will guide your bank into the future.

In closing I would like to recognize to two long-time members of our Board of Directors who have decided to retire from their position on the board. Stanley J. Pijor and David M. Koethe have served on the LNB Bancorp Board of Directors since 1983. Stan served as chairman and CEO for many years and Dave provided valuable guidance and counsel throughout his service on the Board. It was the insight and leadership of Stan and Dave that has assured LNB a continued place of prominence in the community. On behalf of all shareholders we owe them both our sincerest appreciation and best wishes.

My thanks to you, our shareholders, for your interest in your community bank and the confidence you have placed in us.



James R. Herrick
Chairman of the Board

Performance Overview

From a performance standpoint, the story is one of steady progress in many areas and challenges in others. We had many strong positives to the past year with record levels of assets, loans and deposits. Compared to the previous year, assets grew by 6 percent, loans grew by 7 percent and deposits jumped 12 percent. As a result of many of the investments we have made in product and service capability we saw an increase in investment and trust services income of 7.2 percent and deposit service fees of 7.4 percent. The company also showed steady progress in managing expenses, showing a 4.4 percent decline year over year.

It is disappointing that margin pressures and asset quality issues negatively impacted our overall performance for the year.

In 2006, we saw a decline in net interest income. The flat yield curve, combined with a shift in deposit mix from non-interest bearing and savings accounts to money market accounts and time deposits contributed greatly to this decline. The competition for loans and deposits in the market also adversely impacted interest income and the net interest margin. We continue to operate in a highly competitive market which has put pressure on loan and deposit pricing.

Returning to a strong asset quality basis is of the utmost importance as we look at 2007, and we will aggressively pursue resolution to this important issue. Economic weakness in our markets continued through most of the year. This weakness has been most pronounced in our residential and commercial real estate development portfolio, and resulted in a sizable increase in our nonperforming loans and in potential problem loans, despite the fact that our net charge-offs in 2006 were the lowest since 2002. While we are confident in our ability to manage through this environment, it was prudent to add substantially to our allowance for loan losses in the third and fourth quarters.

We believe that the market diversification we have planned in terms of expansions in Cuyahoga and Northern Summit counties will also improve our overall outlook.

Future Perspective

Overall, I remain optimistic about the future of our company. As I look at our employees, I see our greatest asset and strength. They remain committed to providing the best products and services available to their customers. Their professionalism and dedication are the reason I see such great promise for tomorrow for your company. While our local economy struggles, we are committed to doing our part to make it as prosperous as possible. There are some positive signs in terms of progress in our communities and we will do everything in our power to be strong community citizens. I am hopeful of a more favorable economic climate in our region during this year and, as we rigorously manage our asset quality and aggressively pursue our growth strategy, I am confident of a positive outcome for your company in the future.



Daniel E. Klimas
President and Chief Executive Officer

HOLDING COMPANY, SUBSIDIARIES AND OFFICERS

LNB Bancorp

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7185
Toll-free: (800) 860-1007

LNB Bancorp, Inc., a holding company and parent company of The Lorain National Bank.

Officers

James R. Herrick
Chairman of the Board

Daniel E. Klimas
President and Chief Executive Officer

Richard E. Lucas
Executive Vice President
Senior Retail Executive

Terry M. White
Executive Vice President, Chief Financial Officer and Corporate Secretary

Paul A. Campagna
Senior Vice President
Senior Lending Officer

Mary E. Miles
Senior Vice President
Director of Human Resources, Professional Development & Security

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

Lawrence D. Wickter, Jr.
Senior Vice President and Chief Credit Officer

Sharon L. Churchill, CPA
Controller and Principal Accounting Officer

The Lorain National Bank

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

The Lorain National Bank operates 22 banking centers and 26 ATMs in nine communities offering personal, residential mortgage lending and commercial banking products and services; investment management and trust services; 24-hour telephone banking and internet banking at **www.4LNB.com.**

Officers

Daniel E. Klimas
President and Chief Executive Officer

Terry M. White
Executive Vice President, Chief Financial Officer and Corporate Secretary

Richard E. Lucas
Executive Vice President
Senior Retail Executive

Paul A. Campagna
Senior Vice President
Senior Lending Officer

Peter R. Catanese
Senior Vice President
Director of Marketing

George F. Fanta, Jr.
Senior Vice President
Private Banking Manager

Darlene A. Goldbach
Senior Vice President
Cuyahoga County Market Executive

Mary E. Miles
Senior Vice President
Director of Human Resources, Professional Development & Security

Craig J. Bertea
Senior Vice President
Senior Trust Officer

John D. Simacek
Senior Vice President
Residential Lending Manager

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

Lawrence D. Wickter, Jr.
Senior Vice President and Chief Credit Officer

Robert F. Heinrich
Vice President
Director of Risk Management

Gail Ferber
Senior Vice President
Commercial Real Estate

Sharon L. Churchill, CPA
Controller and Principal Accounting Officer

North Coast Community Development Corporation

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7212

A wholly-owned subsidiary of The Lorain National Bank, its mission is to provide commercial loans and financial services to low and moderate communities in Lorain County, Ohio.

Officers

Daniel E. Klimas
Chairman & President

Richard E. Lucas
Vice President

Robert F. Heinrich
Secretary/Treasurer

Evelyn C. France
Community Development Director

DIRECTORS OF LNB BANCORP AND SUBSIDIARIES

LNB Bancorp and The Lorain National Bank

James R. Herrick
Chairman of the Board
LNB Bancorp, Inc. and
The Lorain National Bank
President
Liberty Auto Group, Inc.

James F. Kidd
Vice Chairman of the Board
LNB Bancorp, Inc.

Daniel E. Klimas
President and
Chief Executive Officer
LNB Bancorp, Inc. and
The Lorain National Bank

Daniel P. Batista
Chairman of the Board
Wickens, Herzer, Panza,
Cook & Batista L.P.A.

Robert M. Campana
Managing Director
P. C. Campana, Inc.

Terry D. Goode
Vice President
LandAmerica Financial
Group, Inc. and
Lorain County Title Company

Lee C. Howley
President
Howley Bread Group Ltd.

David M. Koethe
Retired

Kevin C. Martin
President & Chief
Executive Officer
EMH Regional
Healthcare System

Benjamin G. Norton
Human Resource Consultant
LTI Power Systems

Stanley G. Pijor
Retired
Chairman of the Board

Jeffrey F. Riddell
President and
Chief Executive Officer,
Consumers Builders Supply Co.

John W. Schaeffer, M.D.
President
North Ohio Heart Center, Inc.

Eugene M. Sofranko
Chairman of the Board
Lorain Glass Company, Inc.

Donald F. Zwilling, CPA
Shareholder & Director
Barnes Wendling CPAs

North Coast Community Development Corporation

Daniel E. Klimas
Chairman of the Board

Richard Lucas
Executive Vice President
Senior Retail Executive
Lorain National Bank

Evelyn C. France
Community Development
Director

James F. Kidd
Vice Chairman of the Board
LNB Bancorp, Inc.

Jose Candelario, Sr.
President
Candelario Accounting

Tracie L. Haynes
Oberlin Community Leader

Sydney L. Lancaster
Manager Human Resources
Development and
Affirmative Action Officer
Lorain County
Community College

Daniel Martinez
Chairman of the Board
and President
South Lorain Community
Development Corporation

Benjamin G. Norton
Human Resource Consultant
LTI Power Systems

Homer A. Virdon
Director
Lorain Metropolitan
Housing Authority

LNB BANKING CENTERS

Lorain Banking Centers
Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185


Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242


Kansas Avenue
1604 Kansas Avenue
Lorain, Ohio 44052
(440) 288-9151


Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196


Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103


West Park Drive-In**
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3131

Amherst Banking Center

1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center

2100 Center Road
Avon, Ohio 44011
(440) 934-7922

Avon Lake Banking Center

32960 Walker Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers

Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621


Chestnut Commons
105 Chestnut Commons Dr.
Elyria, Ohio 44035
(440) 366-5000


Cleveland Street
801 Cleveland Street
Elyria, Ohio 44035
(440) 365-8397


Lake Avenue
42935 North Ridge Road
Elyria Township, Ohio 44035
(440) 233-7196


Elyria United
Methodist Village*
807 West Avenue
Elyria, Ohio 44035
(440) 323-6488

Village of LaGrange Banking Center

546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

North Ridgeville Center

34085 Center Ridge Rd.
North Ridgeville, Ohio 44039
(440) 327-2265

Oberlin Banking Centers

40 East College Street
Oberlin, Ohio 44074
(440) 775-1361


Lorain County
Cuyahoga County
Avon Lake
Westlake
LORAIN
Avon
Olmsted Township
Vermilion
ELYRIA
Amherst
North Ridgeville
Oberlin
Lagrange


Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 774-5400

Olmsted Township Banking Centers

27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 427-0041

Vermilion Banking Center

4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center
Westlake Village*
28550 Westlake Village Drive
Westlake, Ohio 44145
(440) 808-0229


ATM service available wherever you see this symbol
**Restricted to residents, their visitors and employees*
***Drive-In service only*

Other Offices
LNB Investment and
Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7241

Banking Center Administration
457 Broadway
Lorain, Ohio 44052
(440) 244-7253

Commercial, Consumer
and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 985-7676

Customer Service
457 Broadway
Lorain, Ohio 44052
(440) 989-3348
(800) 860-1007

Human Resources
457 Broadway
Lorain, Ohio 44052
(440) 244-7207

Electronic Banking
2130 West Park Drive
Lorain, Ohio 44053
(440) 989-3270

All Other Offices Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

TeleBanker
TeleBanker (440) 245-4562
Toll Free (800) 610-9033

Commercial Banking
Independence Office
Summit 2, Suite 640
Independence, Ohio 44131
(216) 520-0846

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission file number 0-13203

LNB Bancorp, Inc.

(Exact name of the registrant as specified in its charter)

Ohio	**34-1406303**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
457 Broadway, Lorain, Ohio	**44052-1769**
(Address of principal executive offices)	*(Zip Code)*

(440) 244-6000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares Par Value $1.00 Per Share Preferred Share Purchase Rights	NASDAQ — National Market

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant at June 30, 2006 was approximately $119,586,561.

The number of common shares of the registrant outstanding on February 23, 2007 was 6,443,673.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

General. LNB Bancorp, Inc., (the "Corporation"), is a diversified financial services company headquartered in Lorain, Ohio. It is organized as a financial holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Its predecessor, the Lorain Banking Company was a state chartered bank founded in 1905. It merged with the National Bank of Lorain in 1961, and in 1984 became a wholly-owned subsidiary of LNB Bancorp, Inc. The Corporation received its financial holding company status on March 13, 2000.

The Corporation engages in banking, mortgage, and brokerage services. These services are generally offered through its wholly-owned subsidiary — The Lorain National Bank (the "Bank"). For brokerage services the Bank operates under an agreement with Investment Centers of America, Inc. Investment Centers of America, Inc. is a member of NASD/SIPC and offers mutual funds, variable annuity investment, variable annuity and life insurance products, along with investment in stocks and bonds.

The Bank specializes in personal, mortgage and commercial banking products along with investment management and trust services. The Lorain National Bank operates 23 banking centers and 26 ATMs in the Ohio communities of Lorain, Elyria, Amherst, Avon, Avon Lake, LaGrange, North Ridgeville, Oberlin, Olmsted Township, Vermilion and Westlake, as well as a business development office in Cuyahoga County.

The Bank's commercial lending activities consist of commercial real estate loans, construction and equipment loans, letters of credit, revolving lines of credit, Small Business Administration loans and government guaranteed loans. The Bank's wholly-owned subsidiary, North Coast Community Development Corporation, offers commercial loans with preferred interest rates on projects that meet the standards for the federal government's New Markets Tax Credit Program.

The Bank's residential mortgage lending activities consist of loans originated for portfolio. These loans are for the purchase of personal residences. Installment lending activities consist of traditional forms of financing for automobile and personal loans, indirect automobile loans, second mortgages, home equity lines of credit, and automobile loans that are purchased from another financial institution.

The Bank's deposit services include traditional transaction and time deposit accounts as well as cash management services for corporate and municipal customers. The Bank supplements local deposit generation with time deposits generated through a broker relationship. Deposits of the Bank are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC").

Other bank services offered include safe deposit boxes, night depository, U.S. savings bonds, travelers' checks, money orders, cashiers checks, ATM's, debit cards, wire transfer, ACH, foreign drafts, foreign currency, electronic banking by phone or through the internet, lockbox and other services tailored for both individuals and businesses.

Competition. The Corporation competes with sixteen other financial institutions in Lorain County, in Ohio, which range in size from approximately $107 million to over $435 billion in deposits. These competitors, as well as credit unions and financial intermediaries, compete for Lorain County deposits of approximately of $3.4 billion.

The Bank's market share of total deposits in Lorain County was 18.96% in 2006 and 18.82% in 2005, and the Bank ranked number two in market share in Lorain County in 2006 and 2005.

The Bank has a limited presence in Cuyahoga County, competing with twenty-nine other financial institutions. Cuyahoga County deposits as of 2006 totaled $53.7 billion. The Bank's market share of deposits in Cuyahoga County was 0.07% in 2006 and 0.07% in 2005.

Business Strategy. The Bank competes with larger financial institutions by providing exceptional local service that emphasizes direct customer access to the Bank's officers. It competes against smaller local banks by providing distribution channels that are more convenient and by providing a wider array of products. It endeavors to provide informed and courteous personal services. The Corporation's management team ("Management") believes that the Bank is well positioned to compete successfully in its market area. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, the relative level of service charges, the quality and scope of the services rendered, the convenience of the banking centers and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of the Bank to provide quality personal service and its local community involvement give the Bank a competitive advantage.

On January 16, 2007, LNB Bancorp, Inc. and Morgan Bancorp, Inc. of Hudson, Ohio announced the signing of a definitive agreement for LNB to acquire Morgan and its wholly-owned subsidiary, Morgan Bank, N.A., in a stock and cash merger transaction valued at approximately $26.5 million. With approximately $129 million in assets, Morgan Bank operates from one location in Hudson, Ohio, which ranks as the fourth wealthiest city in Ohio as measured by median household income statistics, making it one of the most demographically appealing markets in Ohio for banking institutions and financial services providers. Morgan Bank enjoys the number one deposit market share position in Hudson with approximately 23% of this $450 million deposit market. This merger is consistent with our strategy to create shareholder value by expanding into attractive markets in contiguous counties. We expect Morgan, which operates in Summit County, to compliment our recently opened office in Cuyahoga County.

Supervision and Regulation. The Corporation is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The BHC Act requires prior approval of the Federal Reserve Board before acquiring or holding more than a 5% voting interest in any bank. It also restricts interstate banking activities.

The Bank is subject to extensive regulation, supervision and examination by applicable federal banking agencies, including the FDIC, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board. Brokerage and Trust management are subject to supervision by the National Association of Securities Dealers (the "NASD") and SPIC.

Employees. As of December 31, 2006, the Corporation employed 243 full-time equivalent employees. The Corporation is not a party to any collective bargaining agreement. Management considers its relationship with its employees to be good. Employee benefits programs are considered by the Corporation to be competitive with benefits programs provided by other financial institutions and major employers within the current market area.

Industry Segments

The Corporation and its subsidiary, The Lorain National Bank, are engaged in one line of business, which is banking services.

Available Information

LNB Bancorp, Inc.'s internet website is www.4LNB.com. Copies of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available through this website, or directly through the Securities and Exchange Commission ("SEC") website which is www.sec.gov.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;

- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally (especially in northeastern Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- changes in the securities markets;
- changes in economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations; as well as the risks and uncertainties described from time to time in the Corporation's reports as filed with the Securities and Exchange Commission;
- customer reaction to and unforeseen complications with respect to the Corporation's integration of acquisitions;
- difficulties in realizing expected cost savings from acquisitions; and
- difficulties associated with data conversions in acquisitions.

Item 1A. Risk Factors

As a competitor in the banking and financial services industries, the Corporation and its business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the Corporation's other filings with the SEC, before making any investment decision with respect to the Corporation's securities. In particular, you should consider the discussion contained in Item 7 of this annual report, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations.

The risks and uncertainties described below may not be the only ones the Corporation faces. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently deems immaterial may also affect the Corporation's business. If any of these known or unknown risks or uncertainties actually occur or develop, the Corporation's business, financial condition, results of operations and future growth prospects could change. Under those circumstances, the trading prices of the Corporation's securities could decline, and you could lose all or part of your investment.

Competition. Strong competition may reduce our ability to generate loans and deposits in our market. The Corporation competes in a consolidating industry. Increasingly the Corporation's competition are large regional companies which have the capital resources to substantially impact such things as loan and deposit pricing, delivery channels and products. This may allow those companies to offer what may be perceived in the market as better products and better convenience relative to smaller competitors like the Corporation, which could impact the Corporation's ability to grow its assets and earnings.

Interest Rate Risk. Changes in interest rates could adversely affect the Corporation's earnings and financial condition. The Corporation derives the majority of its revenue from net interest income. Net interest income may be reduced if more rate sensitive assets than interest-bearing liabilities reprice or mature during a time when rates are declining, or if more interest-bearing liabilities than rate sensitive assets reprice or mature during a time when rates are rising; however, the Corporation has historically experienced improved net interest income during periods of rising rates, so if rates fall, the Corporation's revenue may be adversely impacted. Interest rate changes also impact customer preferences for products. Changing rates can lead to unpredicted cash flow from assets and liabilities, which can impact net interest income.

Integration Risk. We may not be able to achieve the expected integration and cost savings from our ongoing bank acquisition activities, including our anticipated acquisition of Morgan Bank. Difficulties may arise in the integration of the business and operations of the financial institutions that agree to merge with and into the Corporation and its subsidiaries and, as a result, we may not be able to achieve the cost savings and synergies that we expect will result from the merger activities. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of the acquired financial institution with that of the Corporation, including the conversion of the acquired entity's core operating systems, data systems and products to those of the Corporation and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of these other banks to those of the Corporation may result in the loss of clients, damage to our reputation within the financial services industry, operational problems, one-time costs currently not anticipated by us and/or reduced cost savings resulting from the merger activities.

Acquisition Risk. We may have difficulty in the future to continue to grow through acquisitions. Any future acquisitions or mergers by the Corporation or its subsidiaries, including our anticipated acquisition of Morgan Bank, are subject to approval by the appropriate federal and state banking regulators. The banking regulators evaluate a number of criteria in making their approval decisions, such as:

- Safety and soundness guidelines;
- Compliance with all laws including the USA Patriot Act of 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and
- Anti-competitive concerns with the proposed transaction.

If the banking regulators or a commenter on our regulatory application raise concerns about any of these criteria at the time a regulatory application is filed, the banking regulators may deny, delay or condition their approval of a proposed transaction.

We intend to continue to grow through acquisitions of banks and other financial institutions. After these acquisitions, we may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of clients because of change of identity, difficulties in integrating data processing and operational procedures and deterioration in local economic conditions. These various acquisition risks can be heightened in larger transactions.

Government Policies. The Corporation's business may be adversely affected by changes in government policies. The Corporation competes in a highly regulated environment. Changes in regulation are continually being proposed which can substantially impact the Corporation's products and cost of delivery. Regulatory burdens imposed by legislation such as The Sarbanes-Oxley Act of 2002, The USA Patriot Act of 2001, The International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, The Equal Credit Opportunity Act, The Fair Housing Act, The Community Reinvestment Act and the Home Mortgage Disclosure Act can materially impact the ability of the Corporation to grow should the Corporation fail to develop the systems to adequately comply with these regulations. Failure to comply with these regulations can lead to loss of customer confidence, substantial fines and regulatory constraints on the Corporation's operations. These burdens can also materially impact the earnings of the Corporation as additional resources are expended to comply with these requirements. The government, through the open market activities of the Federal Reserve Board, can also adversely impact our business. The Federal Reserve Board can change the discount rate which impacts the composition of the Corporation's balance sheet by influencing the rates that the Corporation earns on its assets and pays on its liabilities.

General Economic Conditions. The Corporation may be adversely impacted by weakness in the local economies we serve. The Corporation is geographically concentrated in Lorain County, Ohio, where commercial activity is not expanding at a rate that is being experienced in other parts of Ohio or nationally. This is the result of continued reliance on a weak manufacturing sector, especially steel and automobiles. This can lead to unexpected deterioration in loan quality, slower asset and deposit growth and increased operating losses.

Credit Risk. The Corporation's earnings and reputation may be adversely affected if credit risk is not properly managed. Originating and underwriting loans is critical to the success of the Corporation. This activity exposes the Corporation to credit risk, which is the risk of losing principal and interest income because the borrower cannot repay the loan in full. The Corporation depends on collateral in underwriting loans, and the value of this collateral is impacted by interest rates and economic conditions.

Concentration of Credit Risk. The Corporation's earnings may be adversely affected if management does not understand and properly manage loan concentrations. The Corporation's commercial loan portfolio is concentrated in commercial real estate. This includes significant commercial and residential development customers. This means that the Corporation's credit risk profile is dependent upon, not only the general economic conditions in the market, but also the health of the local housing market. These loans involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. The borrower's ability to make a balloon payment typically will depend on being able to refinance the loan or to sell the underlying collateral. This factor, combined with others, including our geographic concentration, can lead to unexpected credit deterioration and higher provisions for loan losses.

Dependence on Technology and Systems. If the Corporation's technology and systems are damaged, its ability to service customers, comply with regulation and grow asset and liabilities may be adversely impacted. The Corporation is dependent on the proper functioning of its hardware, software and communications. Security breaches, terrorist events, and natural disasters can all have a material impact on the Corporation's ability to maintain accurate records which is critical to the Corporation's operations.

Item 1B. Unresolved Staff Comment Letters

Not applicable.

Item 2. Properties

The Corporate Offices are located at the Corporation's Main Banking Center, 457 Broadway, Lorain, Ohio, 44052. The Corporation owns the land and buildings occupied by twelve of its banking centers, and it leases the other eleven banking centers from various parties on varying lease terms. There is no outstanding mortgage debt on any of the properties which the Corporation owns. Listed below are the banking centers, loan production offices and service facilities of the Corporation and their addresses, all of which are located in Lorain, eastern Erie and western Cuyahoga counties of Ohio:

Main Banking Center & Corporate Offices	457 Broadway, Lorain
Vermilion	4455 East Liberty Avenue, Vermilion
Amherst	1175 Cleveland Avenue, Amherst
Lake Avenue	42935 North Ridge Road, Elyria Township
Avon	2100 Center Road, Avon
Avon Lake	32960 Walker Road, Avon Lake
Kansas Avenue	1604 Kansas Avenue, Lorain
Sixth Street Drive-In	200 Sixth Street, Lorain
Pearl Avenue	2850 Pearl Avenue, Lorain
Oberlin Office	40 East College Street, Oberlin
West Park Drive-In	2130 West Park Drive, Lorain
Ely Square	124 Middle Avenue, Elyria
Cleveland Street	801 Cleveland Street, Elyria
Oberlin Avenue	3660 Oberlin Avenue, Lorain
Olmsted Township	27095 Bagley Road, Olmsted Township
Kendal at Oberlin	600 Kendal Drive, Oberlin
The Renaissance	26376 John Road, Olmsted Township
Chestnut Commons	105 Chestnut Commons Drive, Elyria
North Ridgeville	34085 Center Ridge Road, North Ridgeville
Village of LaGrange	546 North Center Street, LaGrange
Westlake Village	28550 Westlake Village Drive, Westlake
Elyria United Methodist Village	807 West Avenue, Elyria
Avon Point Loan Center	36711 American Way, Avon
Operations	2130 West Park Drive, Lorain
Maintenance	2140 West Park Drive, Lorain
Purchasing	2150 West Park Drive, Lorain
Training Center	521 Broadway, Lorain

The Corporation also owns and leases equipment for use in its business. The Corporate headquarters at 457 Broadway is currently 75% occupied. The remaining space is expected to be utilized as the Corporation continues to grow. The Corporation considers all its facilities to be in good condition, well maintained and more than adequate to conduct the business of banking.

Item 3. Legal Proceedings

There are no material legal proceedings pending to which the Corporation or its subsidiaries is a party or to which any of its property is subject. The Corporation is occasionally involved in ordinary routine litigation incidental to its business which it does not consider to be material.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the year ended December 31, 2006 there were no matters submitted to a vote of security holders.

SUPPLEMENTAL ITEM — EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to Form 10-K, General Instruction G (3), the following information on Executive Officers is included as an additional item in Part I:

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
Daniel E. Klimas	48	President and Chief Executive Officer, LNB Bancorp, Inc. February 2005 to present. President, Northern Ohio Region, Huntington Bank from 2001 to February 2005.	President and Chief Executive Officer	2005
Paul A. Campagna	46	Senior Vice President, LNB Bancorp, Inc. April 2002 to present. Vice President, Premier Bank and Trust from 1998 to 2002.	Senior Vice President	2004
Sharon L. Churchill, CPA	52	Principal Accounting Officer, LNB Bancorp, Inc. April 25, 2006 to present. Controller, LNB Bancorp, Inc. November 2005 to present. Assistant Vice President, Controller and Corporation Secretary, Tele-Communications, Inc., 1988 to 2005.	Principal Accounting Officer and Controller	2006
Richard E. Lucas	56	Executive Vice President, LNB Bancorp, Inc. June 2005 to present. Senior Vice President, Retail Banking, Fifth Third Bancorp from April 2000 to 2005.	Executive Vice President	2005
Mary E. Miles	48	Senior Vice President, LNB Bancorp, Inc. April 2005 to present. President, Miles Consulting, Inc. from 2001 to 2005, Vice President, Tire Center, LLC prior to 2001.	Senior Vice President	2005
Frank A. Soltis	54	Senior Vice President, LNB Bancorp, Inc. July 2005 to present. Senior Vice President, Lakeland Financial Corporation, 1997 to 2005.	Senior Vice President	2005
Terry M. White	49	Chief Financial Officer, LNB Bancorp, Inc. April 2002 to present. Senior Vice President, Austin Associates, LLC, June 2000 to March 2002.	Chief Financial Officer and Corporate Secretary	2002
Lawrence D. Wickter, Jr.	55	Senior Vice President, LNB Bancorp, Inc., May 2005 to present. Self-employed Attorney, May 2003 to May 2005. Chief Credit Officer, Metropolitan Bank and Trust, June 1999 to May 2003.	Senior Vice President and Chief Credit Officer	2005

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information; Equity Holders; Dividends. The shares of LNB Bancorp, Inc. common stock, fixed par value $1.00 per share, are traded on The NASDAQ Stock Market ® under the ticker symbol "LNBB". The prices below represent the high and low sales prices reported on The NASDAQ Stock Market ® for each specified period. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions. LNB Bancorp, Inc. has paid a cash dividend to shareholders each year since becoming a holding company in 1984. At present, the Corporation expects to pay comparable cash dividends to shareholders in 2007 if approved by the Board of Directors.

The common stock of LNB Bancorp, Inc. is usually listed in publications as "LNB Bancorp". LNB Bancorp Inc.'s common stock CUSIP is 502100100.

As of February 23, 2007, LNB Bancorp, Inc. had 2,028 shareholders of record and a closing price of $15.34 on February 23, 2007. Prospective shareholders may contact our Investor Relations Department at (440) 244-7317 for more information.

Common Stock Trading Ranges and Cash Dividends Declared

	2006		
	High	Low	Cash Dividends Declared per share
First Quarter	$19.73	$18.00	$0.18
Second Quarter	19.55	17.55	0.18
Third Quarter	18.70	16.77	0.18
Fourth Quarter	17.31	15.88	0.18

	2005		
	High	Low	Cash Dividends Declared per share
First Quarter	$20.55	$17.64	$0.18
Second Quarter	19.30	16.00	0.18
Third Quarter	19.25	16.40	0.18
Fourth Quarter	19.00	16.62	0.18

The following graph shows a five-year comparison of cumulative total returns for LNB Bancorp, the Standard & Poor's 500 Stock Index© and the Nasdaq Bank Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among LNB Bancorp, Inc., The S & P 500 Index
And The NASDAQ Bank Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
LNB Bancorp, Inc.
S & P 500
NASDAQ Bank

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

The graph shown above is based on the following data points:

Cumulative Total Return Period End Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
LNB Bancorp, Inc.	$100.00	$136.02	$157.22	$161.47	$150.00	**$139.61**
S & P 500	100.00	77.90	100.24	111.15	116.61	**135.03**
NASDAQ Bank	100.00	59.14	89.11	103.85	130.57	**166.05**

Issuer Purchases of Equity Securities

The following table summarizes share repurchase activity for the quarter ended December 31, 2006:

Period	(a) Total number of shares (or units) Purchased	(b) Average price paid per share (or Unit)	(c) Total number of shares (or units) purchased as Part of Publicly announced Plans or Programs	(d) Maximum number of shares (or units) that may yet be purchased under the plans or programs
October 1, 2006-October 31, 2006	—	n/a	—	129,500
November 1, 2006 - November 30, 2006	—	n/a	—	129,500
December 1, 2006 - December 31, 2006	—	n/a	—	129,500
Total	—	n/a	—	129,500

On July 28, 2005 the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of the common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. Under the share repurchase program, share repurchases are expected to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors. Repurchases under the program will be made at the discretion of Management based upon market, business, legal and other factors. At December 31, 2006, the Corporation had repurchased 202,500 shares under this program.

Item 6. Selected Financial Data

Five Year Consolidated Financial Summary

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands except share and per share amounts and ratios)				
Total interest income	$ 49,242	$ 43,432	$ 37,224	$ 37,860	$ 41,327
Total interest expense	20,635	13,402	9,102	9,196	12,095
Net interest income	28,607	30,030	28,122	28,664	29,232
Provision for Loan Losses	2,280	1,248	1,748	2,695	2,200
Other income	9,514	10,092	10,660	10,105	10,278
Net gain (loss) on sale of assets	237	285	(218)	1,519	808
Other expenses	28,985	30,267	26,290	26,467	24,753
Income before income taxes	7,093	8,892	10,526	11,126	13,365
Income taxes	1,669	2,479	3,051	3,411	4,200
Net income	$ 5,424	$ 6,413	$ 7,475	$ 7,715	$ 9,165
Cash dividend declared	$ 4,641	$ 4,760	$ 4,777	$ 4,626	$ 4,468
Per Common Share (1)(2)					
Basic earnings	$ 0.84	$ 0.97	$ 1.13	$ 1.17	$ 1.39
Diluted earnings	0.84	0.97	1.13	1.17	1.39
Cash dividend declared	0.72	0.72	0.72	0.70	0.68
Book value per share	$ 10.66	$ 10.45	$ 10.64	$ 10.30	$ 10.09
Financial Ratios					
Return on average assets	0.66%	0.81%	0.98%	1.05%	1.33%
Return on average common equity	7.89	9.11	10.75	11.33	14.24
Net interest margin (FTE)(3)	3.78	4.09	4.01	4.23	4.58
Efficiency ratio	76.03	75.44	67.82	63.01	61.41
Period end loans to period end deposits	87.60	92.31	94.99	91.85	89.98
Dividend payout	85.71	74.22	63.72	59.98	48.75
Average shareholders' equity to average assets	8.39	8.88	9.15	9.22	9.31
Net charge-offs to average loans	0.27	0.34	0.38	0.31	0.29
Allowance for loan losses to period end total loans	1.16	1.13	1.28	1.46	1.31
Nonperforming loans to period end total loans	2.04	1.10	0.86	0.96	0.37
Allowance for loan losses to nonperforming loans	56.98	101.97	150.09	149.98	357.11
At Year End					
Cash and cash equivalents	$ 29,122	$ 23,923	$ 26,818	$ 27,749	$ 26,832
Securities	159,058	155,274	149,621	152,127	152,295
Gross loans	628,333	591,011	575,224	533,975	509,376
Allowance for loan losses	7,300	6,622	7,386	7,730	6,653
Net loans	621,033	584,389	567,838	526,245	502,723
Other assets	41,885	37,535	37,372	35,100	33,549
Total assets	851,098	801,121	781,649	741,221	715,399
Total deposits	717,261	640,216	605,543	581,344	566,127
Other borrowings	57,249	86,512	100,915	86,563	75,791
Other liabilities	7,891	5,987	4,617	5,179	6,868
Total liabilities	782,401	732,715	711,075	673,086	648,786
Total shareholders' equity	68,697	68,406	70,574	68,135	66,613
Total liabilities and shareholders' equity	$851,098	$801,121	$781,649	$741,221	$715,399

(1) Basic and diluted earnings per share are computed using the weighted-average number of shares outstanding during each year.

(2) All share and per share data has been adjusted to reflect the three-for-two stock split in 2003.

(3) Tax exempt income was converted to a fully taxable equivalent basis at a 35% statutory Federal income tax rate in all years except 2005 and 2006 which was converted at a 34% statutory Federal income tax rate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

The Corporation competes in the Cleveland, Ohio market as defined by the Federal Reserve Bank. This market includes most of northeast Ohio. However, until 2006, the Corporation's presence in this market was primarily limited to Lorain. In 2006, this changed with the opening of a Cuyahoga County loan production office which is staffed with commercial lending and treasury management professionals. A decision was also made to reposition the then existing Westlake, Ohio loan production office to the Avon, Ohio area for better customer service and visibility. During the year the Corporation opened a new full service office in North Ridgeville, Ohio which is in one of a limited number of high growth areas on the east side of the Corporation's current market area. Finally, in January 2007 the Corporation announced plans to acquire Morgan Bancorp, Inc. in Hudson, Ohio. Morgan has approximately $129 million in assets and is located in one of the best demographic markets in Ohio. We expect that this market will provide a substantial boost to the Corporation's ability to grow assets and revenue in future years. See "Contractual Obligations – Pending Acquisition" below for further discussion of this transaction.

As these expansion activities occurred the Corporation continued to address the economic realities in its historical market. Lorain County economic conditions reflect slow employment growth and business starts. In 2005 this was offset to some extent by a strong housing market as families migrated from the greater Cleveland area to new housing in eastern Lorain County, but this slowed substantially in 2006. The impact of this is reflected in the Corporation's financial performance in 2006. While the expansion strategy is an important investment in the future, it added to the overall expense structure of the Corporation. As the local economy slowed, revenue was impacted by slower loan growth and fierce competition for the loans that are available in Lorain County. The slower economy is also reflected in an increase in nonperforming loans, potential problem loans and the resulting provision for loan losses during the year. It is management's opinion that the asset quality issues that developed in the third and fourth quarters, as further discussed below, are manageable and that these trends will improve during 2007. Even as expansion continues, the Corporation is committed to strengthening its market presence in Lorain County with new offices like the North Ridgeville office in 2006 and a new office in a growing area of Elyria, Ohio in January 2007.

Key Indicators and Material Trends *(Dollars in thousands)*

Net interest income growth continues to be a challenge in the banking industry. The Corporation, like many Midwestern banks, is dealing with a flat Treasury yield curve, tougher competition and challenging local economic condition. Since the Corporation is highly dependent on net interest income for its revenue, minimizing net interest margin compression is critical. Historically, the Corporation has experienced net interest margin strength from the ability to grow and maintain a strong, low-cost retail deposit base, and to grow and maintain a strong commercial lending operation. While the Corporation continues to see improvement in its share of the deposit market in Lorain County, local funds are increasingly more expensive and we are increasingly more dependent on wholesale funding sources to supplement these local deposits. While marketing and sales efforts have been expanded to attract and retain local retail deposits, a higher dependence on alternative funding sources is anticipated as the Corporation grows.

Generation of noninterest income is important to the long-term success of the Corporation. The focus in 2006 was on strengthening those sources of noninterest income that recur each year. The trend in most fee types is encouraging.

The origination of 1-4 family mortgages is a critical relationship building product for the Corporation. In 2006 the Corporation restructured its mortgage operations and the products it offers. This was done to better meet the needs of its existing market and the new markets it is expanding into. At year-end, mortgage loan balances were growing and the pipeline of business was strong.

Asset quality generally is a key indicator of financial strength, and the Corporation continues to manage credit risk aggressively. At the beginning of 2005 there were indications that the Corporation's credit quality had stabilized. However in the third and fourth quarters of 2006 it became evident that the slowing housing market, and general local economic weakness, was impacting our commercial and residential real estate portfolios. While net charge-offs were at the lowest level since 2002, they continue to be above the levels experienced by banks of comparable size. Nonperforming loans increased in 2006 and continue at levels that are not acceptable to Management and the Board of Directors. In 2006, the level of nonperforming loans increased over the prior year from $6,494 at December 31, 2005 to $12,812 at December 31, 2006. The majority of these loans are commercial real estate loans. The Corporation also monitors the level of potential problem loans. Potential problem loans are loans that the Corporation monitors very closely for performance and potential deterioration. Potential problem loans increased from $14.4 million at December 31, 2005 to $22.1 million at December 31, 2006. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant. The trends in nonperforming loans and potential problem loans necessitated a $1,365 addition to the allowance for loan losses in the fourth quarter.

Since the ability to generate deposits is a key indication of the Corporation's ability to meet its liquidity needs and fund profitable asset growth, it is a significant measure of the success of the business plan. In 2006, as measured by the FDIC at June 30, 2006, the Corporation's market share of deposits grew to 18.96% from 18.82% in 2005. This compares to 16.56% five years ago. The Corporation continues to do well in its historically strong city markets of Lorain, Elyria and Amherst, and is pleased with the early performance in the new offices recently opened in the eastern parts of the county.

Results of Operations *(Dollars in thousands except per share data)*

Summary of Earnings

Net income in 2006 was $5,424 or $.84 per diluted share, down from $6,413 or $.97 per diluted share in 2005, and down from $7,475 or $1.13 per diluted share in 2004. Included in 2005 earnings were approximately $1,218 of expenses associated with the recruitment of senior management, severance costs, a goodwill impairment charge related to the Corporation's prior subsidiary LNB Mortgage, LLC and the write-off of several telecommunications contracts. Included in 2004 earnings was a $1,158 non-cash pretax charge to recognize other than temporary impairment of the Corporation's investment in FNMA and FHLMC preferred securities which were sold in 2005.

In 2006, net interest income decreased 4.7% to $28,607 from $30,030 in 2005. This decrease was the result, in part, of net interest margin compression. During 2006, the flattening of the Treasury yield curve and the impact of competition on loan and deposit pricing, combined with a shift in deposit mix from low-cost noninterest bearing and savings accounts to higher cost money market accounts and time deposits resulted in prolonged compression in the net interest margin. Noninterest income was $9,751, a decline of $626 from 2005. Included in 2005 was $959 in mortgage banking revenue generated by LNB Mortgage, LLC which discontinued operations in 2005. Of the core sources of noninterest income, investment and trust services and deposit service charges were up 7.2% and 7.4% respectively. Electronic banking fees and income from bank owned life insurance were also improved over 2005. The provision for loan losses increased to $2,280 in 2006 from $1,248 in 2005 primarily due to increases in nonperforming loans and in potential problem loans. Noninterest expenses decreased in 2006 by 4.2%. There were modest increases in net occupancy, Ohio franchise tax, marketing and public relations and expenses related to the higher level of other real estate under management. All other expenses were consistent with 2005 or down year-over-year. As a percent of average assets, net income in 2006 represents a return of .66%. This compares to .81% and .98% in 2005 and 2004, respectively. Return on assets is one measurement of operating efficiency. As a percent of average shareholders' equity this represents a return of 7.89% as compared to 9.11% and 10.75% in 2005 and 2004, respectively. Return on shareholders' equity is a measure of how well the Corporation employs leverage to maximize the return on the capital it employs.

2006 versus 2005 Net Interest Income Comparison

Net interest income is the difference between interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. The Corporation reviews net interest income on a fully taxable equivalent basis, which presents interest income with an adjustment for tax-exempt interest income on an equivalent pre-tax basis assuming a 34% statutory Federal tax rate in 2006 and 2005 and a 35% statutory Federal tax rate in 2004. These rates may differ from the Corporation's actual effective tax rate. Net interest income is affected by changes in the volumes, rates and the composition of interest-earning assets and interest-bearing liabilities. The net interest margin is net interest income as a percentage of average earning assets.

Table 1 summarizes net interest income and the net interest margin for the three years ended December 31, 2006.

Table 1: Net Interest Income

	Year ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Net interest income	**$28,607**	$30,030	$28,122
Tax equivalent adjustments	**269**	201	215
Net interest income (FTE)	**$28,876**	$30,231	$28,337
Net interest margin	**3.74%**	4.06%	3.98%
Tax equivalent adjustments	**0.04%**	0.03%	0.03%
Net interest margin (FTE)	**3.78%**	4.09%	4.01%

Yields

Table 2 reflects the detailed components of the Corporation's net interest income for each of the three years ended December 31, 2006. Rates are computed on a tax equivalent basis and nonaccrual loans are included in the average loan balances.

The Corporation's net interest income on a fully tax equivalent basis was $28,876 in 2006, which compares to $30,231 in 2005, and is a decrease of $1,355, or 4.5%, from 2005. This follows an increase in net interest income of $1,894 in 2005 as compared to 2004. The net interest margin, which is determined by dividing tax equivalent net interest income by average earning assets, was 3.78% in 2006, or a decrease of 31 basis points from 2005. This follows an increase of 8 basis points in 2005 as compared to 2004. The decline in net interest income in 2006 was the result of a flat Treasury yield curve, competitive pressures and a change in deposit mix from low-cost to higher-cost sources.

Table 2: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/ Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

	Year ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets:									
U.S. Govt agencies and corporations, Federal Home Loan Bank stock and Federal Reserve Bank stock	**$150,444**	**$ 5,901**	**3.92%**	$140,677	$ 4,761	3.38%	$139,646	$ 4,085	2.93%
State and political subdivisions	**10,599**	**671**	**6.33**	11,437	640	5.60	10,581	674	6.37
Federal funds sold and short-term investments	**1,737**	**77**	**4.43**	2,644	87	3.29	5,289	120	2.27
Commercial loans	**369,512**	**27,851**	**7.54**	358,705	24,139	6.73	321,154	18,663	5.81
Real estate mortgage loans	**83,790**	**5,175**	**6.18**	87,422	5,438	6.22	105,485	7,051	6.68
Home equity lines of credit	**66,926**	**5,058**	**7.56**	64,727	3,996	6.17	60,466	2,730	4.51
Purchased installment loans	**40,658**	**1,901**	**4.68**	35,786	1,706	4.77	18,032	683	3.79
Installment loans	**40,233**	**2,877**	**7.15**	38,122	2,866	7.52	46,378	3,433	7.40
Total Earning Assets	**$763,899**	**$ 49,511**	**6.48%**	$739,520	$ 43,633	5.90%	$707,031	$37,439	5.30%
Allowance for loan loss	**(6,478)**			(7,760)			(7,878)		
Cash and due from banks	**22,266**			24,288			24,737		
Bank owned life insurance	**14,316**			13,646			13,030		
Other assets	**25,632**			23,593			22,617		
Total Assets	**$819,635**			$793,287			$759,537		
Liabilities and Shareholders' Equity									
Consumer time deposits	**$212,579**	**$ 8,665**	**4.08%**	$179,825	$ 5,675	3.16%	$164,421	$ 4,221	2.57%
Public time deposits	**54,248**	**2,756**	**5.08**	47,145	1,551	3.29	45,576	730	1.60
Brokered time deposits	**53,716**	**2,411**	**4.49**	40,942	1,429	3.49	7,012	196	2.79
Savings deposits	**86,325**	**294**	**0.34**	101,808	332	0.33	105,883	322	0.30
Interest-bearing demand	**189,173**	**4,028**	**2.13**	173,335	1,934	1.12	174,150	1,345	0.77
Short-term borrowings	**20,759**	**896**	**4.32**	19,892	618	3.11	18,013	205	1.14
FHLB advances	**43,948**	**1,585**	**3.61**	61,283	1,863	3.04	77,760	2,083	2.68
Total Interest-Bearing Liabilities	**$660,748**	**$ 20,635**	**3.12%**	$624,230	$ 13,402	2.15%	$592,815	$ 9,102	1.54%
Noninterest-bearing deposits	**83,777**			92,730			92,305		
Other liabilities	**6,375**			5,900			4,910		
Shareholders' Equity	**68,735**			70,427			69,507		
Total Liabilities and Shareholders' Equity	**$819,635**			$793,287			$759,537		
Net interest Income (FTE)		**$ 28,876**	**3.78%**		$ 30,231	4.09%		$28,337	4.01%
Taxable Equivalent Adjustment		**(269)**	**(0.04)**		(201)	(0.03)		(215)	(0.03)
Net Interest Income Per Financial Statements		**$ 28,607**			$ 30,030			$28,122	
Net Yield on Earning Assets			**3.74%**			4.06%			3.98%

Average Balances

Average earning assets increased $24,379, or 3.3%, to $763,899 in 2006 as compared to $739,520 for the same period of 2005. Average loans increased $16,357, or 2.8%, to $601,119 in 2006 as compared to $584,762 in 2005. The average increase of $16,357 is due primarily to an increase in the commercial loan portfolio of $10,807, an increase in installment loans of $2,111, an increase in home equity loans of $2,199 and an increase of $4,872 in purchased installment loans. Partially offsetting this growth was runoff of real estate mortgages of $3,632. Loan growth in all areas, except installment loans, was slower in 2006 than what had been experienced in 2005 and 2004. The increase in average loans was primarily funded with $44,033 of deposit growth. Noninterest-bearing deposits were weak in 2006 declining $8,953, or 9.7%, however interest- bearing deposits grew $52,986, or

9.8%. The interest-bearing deposit growth experienced in consumer time deposits was $32,754, or 18.2%, interest-bearing demand growth was $15,838, or 9.1%, brokered time deposit growth was $12,774, or 31.2% and public time deposit growth was $7,103, or 15.1%. Offsetting a portion of this growth was a $15,483 decline in savings deposits. The Bank began to use brokered time deposits in 2004 as an alternative wholesale funding source. Brokered time deposits have become an important and comparably priced substitute for FHLB advances, and they require no collateralization as compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities.

Rate/Volume

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates during the two years ended December 31, 2006 and during the two years ended December 31, 2005. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

	Year Ended December 31,					
	Increase (Decrease) in Interest Income/Expense in 2006 over 2005			Increase (Decrease) in Interest Income/Expense in 2005 over 2004		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
U.S. Govt agencies and corporations	$ 366	$ 774	$ 1,140	$ 35	$ 641	$ 676
State and political subdivisions	(66)	97	31	40	(74)	(34)
Federal funds sold and short-term investments	(20)	10	(10)	(48)	15	(33)
Commercial loans	796	2,916	3,712	2,377	3,099	5,476
Real estate mortgage loans	(226)	(37)	(263)	(1,185)	(428)	(1,613)
Home equity lines of credit	162	900	1,062	249	1,017	1,266
Purchased installment loans	233	(38)	195	723	300	1,023
Installment loans	511	(500)	11	(610)	43	(567)
Total Interest Income	1,756	4,122	5,878	1,581	4,613	6,194
Consumer time deposits	1,213	1,777	2,990	458	996	1,454
Public time deposits	327	878	1,205	50	771	821
Brokered time deposits	507	475	982	993	240	1,233
Savings deposits	(50)	12	(38)	(15)	25	10
Interest bearing demand	420	1,674	2,094	(9)	598	589
Short-term borrowings	36	242	278	54	359	413
FHLB advances	(462)	184	(278)	(394)	174	(220)
Total Interest Expense	1,991	5,242	7,233	1,137	3,163	4,300
Net Interest Income(FTE)	$ (235)	$ (1,120)	$(1,355)	$ 444	$ 1,450	$ 1,894

The impact of balance sheet growth and changing rates can be seen in Table 3, which segments the change in net interest income into volume and rate components. Total FTE interest income was $49,511 in 2006 as compared to $43,633 in 2005. This is an increase of $5,878 or 13.5%. Of this increase, $1,756 was due to volume and $4,123 to rate. When comparing 2006 to 2005, the contribution from balance sheet growth improved, and rates provided a positive contribution as well. Total interest expense was $20,635 in 2006 as compared to $13,402 in 2005. This is an increase of $7,233, or 54.0%. Of this increase, $1,991 was due to volume and $5,242 to rate.

Although difficult to isolate, changing customer preferences and competition impact the rate and volume factors. While rising rates remain a benefit to the Corporation, competitive margin pressure and stiff competition in our markets resulted in a $1,120 reduction in net interest income due to rising rates. Also impacting the net interest margin is a continuing shift of savings accounts to higher cost money market accounts and retail time deposits. The deposit mix changes during 2006 resulted in a $235 reduction in net interest income due to volume decreases. Additionally, the Corporation continues to increase its use of brokered time deposits. While these funds are not more expensive than other wholesale funding sources, they are more expensive than deposits generated through our retail branch system.

2005 versus 2004 Net Interest Income Comparison

The Corporation's net interest income on a fully tax equivalent basis was $30,231 in 2005, which compares to $28,337 in 2004, and is an increase of $1,894, or 6.7%, from 2004. The net interest margin was 4.09% in 2005, or an increase of 8 basis points from 2004. Net interest income improvement in 2005 was the result of the rising interest rate environment and an increase in average earning assets. Offsetting a portion of this improvement was competitive pricing pressures on loan and deposit yields. The positive impact of rates is evident in 2005 as compared to the negative impact of rates in 2004. The rise in short-term interest rates, triggering a 200 basis point increase in the Corporation's prime lending rate in 2005, produced an increase in the yield on earning assets. The yield on earnings assets was 5.90% in 2005, or 60 basis points higher, as compared to 5.30% in 2004. The yield on loans was 6.52% in 2005, or 62 basis points higher, as compared to 5.90% in 2004. The rise in short-term interest rates also produced an increase in the cost of total interest-bearing liabilities. The cost of total interest-bearing liabilities was 2.15% in 2005, or 61 basis points higher, as compared to 1.54% in 2004.

Average earning assets increased $32,489, or 4.6%, to $739,520 in 2005 as compared to $707,031 for the same period of 2004. Average loans increased $33,247, or 6.0%, to $584,762 in 2005 as compared to $551,515 in 2004. The average increase of $33,247 is due primarily to an increase in the commercial loan portfolio of $37,551, an increase in home equity loans of $4,261 and an increase of $17,754 in purchased installment loans. Partially offsetting this growth was runoff of real estate mortgages, direct installment and indirect installment loans. Commercial and home equity loan growth in 2005 was comparable with 2004. The large increase in purchased loans is comprised of high-quality new automobile loans originated by Morgan Bank, N.A. Since 2001 the Corporation has been reducing its presence in the indirect installment loan market due to excessive losses. It also had not fully developed its retail loan products such as home equity lines to be competitive in the market. The purchased loan program has been utilized as a short-term substitute for the lack of locally generated installment loans. In 2005, the retail loan products were redesigned, and it is anticipated that the Corporation's dependence on this source of loans will be less in future years. The increase in average loans was primarily funded with growth in deposits. Noninterest-bearing deposit growth was $425, or .5%, and interest-bearing deposits grew $46,013, or 9.3%. The interest-bearing deposit growth was composed of retail time deposit growth of $15,404, or 9.4%, brokered time deposit growth of $33,930, or 483.9% and public time deposit growth of $1,569, or 3.4%. The Bank began to use brokered time deposits in 2004 as an alternative wholesale funding source. Brokered time deposits have become an important and comparably priced substitute for FHLB advances, and they require no collateralization as compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities.

Historically, the Corporation has been structured to experience better net interest income performance when interest rates rise. This basic balance sheet structure was evident in improved 2005 net interest income performance. Conversely, this structure was the primary reason for the margin deterioration experienced by the Corporation during the falling rate environment in 2001-2004.

Total interest income on a fully tax equivalent basis was $43,633 in 2005 as compared to $37,439 in 2004. This is an increase of $6,194, or 16.5%. Of this increase, $1,581 was due to volume and $4,613 to rate. When comparing 2005 to 2004, the contribution from balance sheet growth improved, and rates provided a positive contribution as well, as compared to 2004 when total interest income was adversely impacted by rates. Total interest expense was $13,402 in 2005 as compared to $9,102 in 2004. This is an increase of $4,300, or 47.2%. Of this increase, $1,137 was due to volume and $3,163 to rate. In 2004, the impact of volume increased interest expense while the rates reduced interest expense.

Noninterest Income

Table 4: Details of Noninterest Income

	Year ended December 31,				
	2006	2005	2004	2006 versus 2005	2005 versus 2004
	(Dollars in thousands)				
Investment and trust services	**$2,079**	$ 1,940	$ 2,091	**7.2%**	(7.2)%
Deposit service charges	**4,533**	4,219	4,187	**7.4**	0.8
Electronic banking fees	**1,948**	1,895	2,794	**2.8**	(32.2)
Mortgage banking revenue	**—**	959	364	**(100.0)**	163.5
Income from bank owned life insurance	**739**	600	632	**23.2**	(5.1)
Other income	**215**	479	592	**(54.9)**	(19.1)
Total fees and other income	**9,514**	10,092	10,660	**(5.7)%**	(5.3)%
Gain(loss) on sale of securities	**—**	173	(777)	**(100.6)**	122.3
Gain on sale of loans	**5**	132	181	**(96.2)**	(27.1)
Gains (loss) on sale of other assets	**232**	(20)	378	**(1260.0)**	(105.3)
Total noninterest income	**$9,751**	$ 10,377	$10,442	**(6.0)%**	(0.6)%

2006 vs 2005 Noninterest Income Comparison

Total noninterest income was $9,751 in 2006 as compared to $10,377 in 2005. This was a decrease of $626, or 6.0%. Core noninterest income, which consists of noninterest income before other income and gains and losses, was $9,299 in 2006 as compared to $9,613 in 2005. This was a decrease of $314, or 3.3%.

Trust and investment management fees increased $139, or 7.2%, during 2006 in comparison to 2005. Net trust commission increased $121, or 5.8%, in 2006 over the same period in 2005. Net brokerage fee income, through Investment Centers of America, Inc., was $35 in 2006, in comparison to $8 in 2005. Trust and investment management fee revenue was positively impacted by the performance of the S&P 500 index and pricing adjustments, which more than offset competitive pressures.

Deposit service charges were $4,533 in 2006 as compared to $4,219 in 2005. This was an increase of $314, or 7.4%. Charges and fees consisting primarily of overdraft fees, increased $471, or 14.1%, in 2006 over the same period 2005. Management attributes this overall growth to aggressive sales and marketing efforts this year. The Corporation, however, experienced weaker business account growth during 2006 compared in 2005.

Electronic banking fees were $1,948 in 2006 as compared to $1,895 in 2005. This is an increase of $53, or 2.8%. Electronic banking fees include debit, ATM and merchant services. Merchant service income, which is outsourced and a fee is received, increased $58, or 7.2%, over 2005. ATM fees increased $13, or 1.8%, over 2005.

During the fourth quarter 2005, the operations of LNB Mortgage, LLC were closed. This eliminated this revenue as well as the expenses related to its generation.

Income from bank owned life insurance increased $139, or 23.2%, in 2006 as compared to 2005. This increase is attributed to improvement in market performance which is reflected in the credit rates.

Other income was $215 in 2006 as compared to $479 in 2005. This was a decrease of $264, or 55.1%. During 2005 certain loans, which were not appropriate for the Corporation's portfolio, were placed with another financial institution for a fee. This resulted in $196 in revenue during 2005. There were no such transactions during 2006. Charleston Title Agency, a 49% owned subsidiary of the Corporation, was dissolved during the third quarter of 2006. Revenue generated from this Agency was $23 in 2006 as compared to $35 in 2005.

During the fourth quarter of 2006, the land and building formerly housing the Westlake LPO, were sold resulting in a gain of $231. During 2005 several small equity securities and non-rated municipal bonds were sold resulting in a gain of $173. Gain on sale of loans was $132 in 2005. During 2006, a gain of $5 was recognized on the sale of other real estate owned.

2005 versus 2004 Noninterest Income Comparison

Total noninterest income was $10,377 in 2005 as compared to $10,442 in 2004. This is a decrease of $65, or .6%. Total fees and other income was $10,092 in 2005 as compared to $10,660 in 2004. This is a decrease of $568, or 5.3%.

Investment and trust services were $1,940 in 2005 as compared to $2,091 in 2004. Approximately one-third of this decrease was due to the loss of three accounts, while the remaining difference was the result of competitive pricing pressures and mediocre market conditions during the year.

Deposit service charges were $4,219 in 2005 as compared to $4,187 in 2004. Deposit services charges are influenced by economic activity and were weaker in the first two quarters of 2005, before improving in the second half of 2005 and ending the year up $32, or .8%.

Electronic banking fees were $1,895 in 2005 as compared to $2,794 in 2004. This is a decline of $899, or 32.2%. Electronic banking fees include debit, ATM and merchant services. In the fourth quarter of 2004, the Corporation exited the merchant services business due to anticipated lower margins, higher operating costs and escalating risk. Since 2005 the Corporation has offered an outsourced solution for this product for which it receives a small fee. These fees were $27 in 2005 as compared to $945 in 2004. Excluding this factor, the fees on ATM and debit transactions were up $19 in 2005 as compared to 2004.

Mortgage banking revenue was $959 in 2005 as compared to $364 in 2004, increasing $595, or 163.5%. 2005 was the first full year of operations for LNB Mortgage, LLC which began business in September 2004. The Corporation reevaluated this business line and the decision was made in mid 2005 to wind up the business of LNB Mortgage, LLC and to re-establish the mortgage operation in the Bank, which was accomplished by the end of 2005.

Income from bank owned life insurance was $600 in 2005, as compared to $632 in 2004. This decline of $32, or 5.1%, was due to lower crediting rates. These rates are tied to long-term rates which started to improve in the second half of 2005.

Other income was $479 in 2005 as compared $592 in 2004. This is a decrease of $113, or 19.1%, from 2004. Other income includes revenue from safe deposit box rental, EDP services and many small customer fees. Also included in other income are transaction lending fees resulting from loans placed with another financial institution for a fee. In 2005 this activity generated revenue of $196 as compared to $265 in 2004, a decrease of $69, or 26.0%. The rest of the decline is attributable primarily to reductions in the small dollar customer fees.

Positively impacting 2005 were gains on the sale of securities which were $173, as compared to a loss of $777 in 2004. The gains in 2005 were from the sale of several small equity securities and non-rated municipal bonds. In 2004, the Corporation recorded an other than temporary impairment charge of $1,158 related to the write-down of variable rate, agency preferred stock which was sold in 2005. The sale of these securities in 2005 was at their carrying value, so no additional gain or loss was recognized. Gain on the sale of loans was $132 in 2005, a decrease of $49, or 27.1%, from 2004. In 2004, these gains were generated on loans originated by the Bank and sold to FHLMC and other investors. Both activities were deemphasized in 2005. In 2005, losses on sale of assets were $20, as compared to gains of $378 in 2004. In 2004, the Corporation recognized gains on the sale of its former Avon Lake office after the new office opened in May and the sale of a parking lot in the fourth quarter of 2004.

Noninterest Expense

Table 5: Details on Noninterest Expense

	Year ended December 31,				
	2006	2005	2004	2006 versus 2005	2005 versus 2004
			(Dollars in thousands)		
Salaries and employee benefits	**$ 14,894**	$ 15,057	$ 12,995	**(1.1)%**	15.9%
Furniture and equipment	**2,984**	3,001	2,784	**(0.6)**	7.8
Net occupancy	**1,905**	1,830	1,633	**4.1**	12.1
Outside services	**1,609**	1,925	1,182	**(16.4)**	62.9
Marketing and public relations	**1,279**	1,249	1,047	**2.4**	19.3
Supplies and postage	**1,236**	1,245	1,208	**(0.7)**	3.1
Telecommunications	**751**	1,167	713	**(35.6)**	63.7
Ohio Franchise tax	**817**	772	729	**5.8**	5.9
Electronic banking expense	**618**	542	1,257	**14.0**	(56.9)
Other expense	**2,892**	3,479	2,742	**(16.9)**	26.9
Total noninterest expense	**$ 28,985**	$ 30,267	$26,290	**(4.2)%**	15.1%

2006 versus 2005 Noninterest Expense Comparison

Noninterest expense was $28,985 in 2006 as compared to $30,267 in 2005. This is a decrease of $1,282, or 4.2%. During the second quarter of 2005, $1,218 of noninterest expense was recorded in salary and benefits and other noninterest expense categories that were specifically attributable to activities related to building a long-term business plan, including several management and personnel changes, and job eliminations. In addition, during the fourth quarter 2005, the Corporation closed the operations of LNB Mortgage, LLC as a separate business entity and absorbed mortgage lending into the operations of the Bank. As a result, $1,716 of operating expense which was present during 2005 was no longer a factor with respect to noninterest expense during 2006.

Salaries and employee benefits were $14,894 in 2006 as compared to $15,057 in 2005. Included in 2005 was $972 of this expense from LNB Mortgage, LLC. Eliminating this expense, salary and employee benefit expense in 2006 increased $809, or 5.7%, in comparison to 2005. The increase in salary and benefit expense reflects the addition of sales personnel related to market expansion into Cuyahoga County during 2006, as well as personnel for two new branches.

Furniture and equipment decreased $17, or 0.6%, in 2006 as compared to 2005. Leased equipment expense increased $81 over 2005, primarily due to new mainframe computer and telephone equipment leases placed in service in mid 2005. 2006 carried the full expense of these leases. The increase in leased equipment cost was offset by a decrease in depreciation expense of $97.

Net occupancy expense was $1,905 in 2006 as compared to $1,830 in 2005. This was an increase of $75, or 4.1%. This was primarily attributable to expansion into Cuyahoga County in June of 2006 and the addition of the North Ridgeville office, and increased real estate taxes and facilities maintenance costs associated with the addition of these facilities. This was somewhat offset by the elimination of expenses related to LNB Mortgage, LLC.

Outside services decreased $316, or 16.4%, in 2006 as compared to 2005. Legal expenses in 2005 were approximately $200 higher due to corporate governance and executive compensation work, as well as $150 for consulting work related to the technology area and commercial portfolio.

Marketing and public relations expense increased $30, or 2.4% in 2006 as compared to 2005. This was primarily the result of increased media advertising for deposits and higher productions costs, as well as promotion of new facilities.

Postage and supplies expense approximated that of 2005, with a decrease of $9, or .7% in 2006.

Telecommunications expense was $751 in 2006 as compared to $1,167 in 2005. This was a decrease of $416, or 35.6%. During 2005, the Bank upgraded its voice and data telecom systems to provide enhanced service and reliability. All redundant expenses related to this project were eliminated in 2006.

Ohio Franchise tax expense in 2006 increased $45, or 5.8%, over 2005. This is an equity based tax paid by the Corporation and its subsidiaries. In 2006, the Bank and its subsidiary, North Coast Community Development Corporation, were paying higher franchise taxes based on equity accumulation.

Electronic banking expense was $618 in 2006 as compared to $542 in 2005. This increase is primarily the result of increased fees associated with bank-issued debit cards as a result of the transaction growth experienced in the number of new checking accounts.

Other expense decreased $587, or 16.9%, in 2006 as compared to 2005. Included in this decrease was a single charge-off for an ATM loss of $82 during the first quarter 2005. Also included in other noninterest expense for 2005 was a goodwill impairment expense of $311 for LNB Mortgage, LLC. Charge-off's associated with overdrafts decreased $51 during 2006 as compared to 2005. Loan and collection expense decreased $71 in 2006 as compared to 2005.

2005 versus 2004 Noninterest Expense Comparison

Total noninterest expense in 2005 was $30,267, an increase of $3,977, or 15.1%, as compared to $26,290 in 2004. Of this total increase, salaries and employee benefits were $15,057 in 2005 as compared to $12,995 in 2004. This is a $2,062, or 15.9% increase. This increase partially reflects the recruitment of new management, severance costs related to staff reductions and the operations for nine months in 2005 of LNB Mortgage, LLC before it ceased operations on December 31, 2005. These factors resulted in approximately $1,089 of the $2,062 increase. Of the remaining increase of $973, $467 was due to new commission programs in the trust, retail and commercial divisions, as well as bonuses to senior management. The remaining increase of $506 was due to normal merit increases and higher healthcare costs.

Furniture and equipment was $3,001 in 2005 as compared to $2,784 in 2004. This is an increase of $217, or 7.8%. This was primarily due to higher leased equipment costs associated with a new mainframe computer and telephone equipment which was up $209 in 2005 as compared to 2004.

Net occupancy was $1,830 in 2005, as compared to $1,633 in 2004, an increase of $197, or 12.1%. Depreciation was up $68 and is attributable to the full year impact of the two new offices. Also contributing to this increase was utilities which were up $30 and other occupancy such as snow removal, landscaping and maintenance which was up $99.

Outside services were $1,925 in 2005 as compared to $1,182 in 2004. This is an increase of $743, or 62.9%. Of this increase, $358 was due to internal audit expenses. Since 2005, the Corporation has outsourced internal audit services. Legal expenses were approximately $200 higher due to corporate governance and executive compensation work. Also contributing to this increase was approximately $150 for consulting work in the technology area and an outside credit review of the commercial portfolio.

Marketing and public relations expense was $1,249 in 2005, as compared to $1,047 in 2004. This is an increase of $202, or 19.3%, for the year. This was due to higher production costs, increased media advertising for deposits and costs associated with the Bank's 100th anniversary celebration.

Supplies, postage and freight were $1,245 in 2005 as compared to $1,208 in 2004. This is an increase of $37, or 3.1%. Postage expense increased $54 in 2005 as compared to 2004, reflecting more direct mail advertising. Supplies were well controlled during 2005.

Telecommunications expense was $1,167 in 2005 as compared to $713 in 2004. This is a $454, or 63.7% increase. Included in this increase was a $129 write-off of telecommunications contracts. Also impacting this expense in 2005 was the conversion to an IP telephony phone system. During the conversion, for a portion of the year, there were duplicate circuits and equipment costs.

Ohio franchise tax was $772 in 2005, as compared to $729 in 2004. This is an increase of $43, or 5.9%. This is an equity based tax paid by the Corporation and its subsidiaries.

Electronic banking expense was $542 in 2005 as compared to $1,257 in 2004. This is a reduction of $715, or 56.9%. This reduction is the result of the exiting of the merchant service business. As mentioned in the "2005 versus 2004 Noninterest Income Comparison" section of this report, the revenue from this business declined $899 in 2005. Consequently the net impact to the Corporation in 2005 was a reduction in pretax income of $184.

Other expense was $3,479 in 2005 as compared to $2,742 in 2004. This is a $737, or 26.9% increase. Operating charge-offs were $565 in 2005 as compared to $400 in 2004. This is an increase of $165, or 41.3% in 2005. This is primarily the result of an increase in overdraft charge-offs of $40 and losses associated with a branch robbery and an ATM loss. Also impacting other expense was an impairment charge for the goodwill related to LNB Mortgage, LLC. This charge totaled $311. Loan and collection expenses were $835 in 2005, as compared to $603 in 2004. This is a $232, or 38.5% increase. Of this total, $75 were fees related to a substandard loan sale in the fourth quarter. Also contributing were legal services related to loan collections which were up $53 in 2005 as compared to 2004. The remaining increase is primarily attributable to the nine months of operations by LNB Mortgage LLC before it ceased operations in the fourth quarter of 2005.

2006 versus 2005 Income taxes

The Corporation recognized tax expense of $1,669 during 2006 and $2,479 for 2005. This is a decrease of $810, or 32.7% from 2005. The Corporation's effective tax rate was 23.5% for 2006 as compared to 27.9% for the same period 2005. New market tax credit being generated by North Coast Community Development, a wholly owned subsidiary of The Lorain National Bank, was at a higher level during the 2006 as compared to 2005. On December 29, 2003, NCCDC received official notification of this tax credit award. Over the remaining ten years, it is expected that projects will be financed, which should improve the overall economic conditions in Lorain County, and generate additional interest income through the funding of qualified loans to these projects and tax credits for the Corporation. The Corporation had total qualified investments in NCCDC of $8,020 at December 31, 2006, generating a tax credit of $401. At December 31, 2005 qualified investments in NCCDC were $5,500, generating a tax credit of $276.

2005 versus 2004 Income taxes

In 2005 income tax expense was $2,479 as compared to $3,051 in 2004. This represents a decrease of $572 to 18.7% from 2004. The Corporation's effective tax rate was 27.9% in 2005 as compared to 29.0% in 2004. This decrease reflected the impact of the Corporation's BOLI investment and the impact in 2005 and 2004 of new markets tax credits generated by NCCDC.

Balance Sheet Analysis

Overview

The Corporation's total assets at December 31, 2006 were $851,098 as compared to $801,121 at December 31, 2005. This is an increase of $49,977, or 6.2%. Total securities increased $3,784, or 2.4%, over December 31, 2005. Portfolio loans increased $39,908, or 6.8%, over December 31, 2005. Total deposits at December 31, 2006 were $717,261 as compared to $640,216 at December 31, 2005. Total interest-bearing liabilities were $683,294 as compared to $639,131 at December 31, 2005.

Securities

The distribution of the Corporation's securities portfolio at December 31, 2006 and December 31, 2005 is presented in Note 5 to the Consolidated Financial Statements contained within this Form 10-K. The Corporation continues to employ the securities portfolio to manage interest rate risk and to manage its liquidity needs. Currently, the portfolio is comprised of 46.7% U.S. Government agencies, 43.8% U.S. agency mortgage backed securities, and 7.4% municipal securities. Other securities, consisting of Federal Home Loan Bank stock and Federal Reserve Bank stock represent 2.1% of the portfolio. At December 31, 2006 the securities portfolio had a temporary unrealized loss of $2,771, representing 1.7% of the total amortized cost of the Bank's securities. The unrealized loss at December 31, 2005 was $3,664. The change year-over-year reflects the maturity of securities in 2006 that have been reinvested at current market rates. New investments are primarily in three to four year average life agencies and four to five year average life mortgage backed securities and intermediate, high quality municipal bonds. Tables 6 and 7 present the maturity distribution of securities and the weighted average yield for each maturity range for the year ended December 31, 2006.

Table 6: Maturity Distribution of Securities at Amortized Cost

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2006	2005	2004
	(Dollars in thousands)					
Securities available for sale:						
U.S. Government agencies and corporations	**$ 103,876**	**$ 36,138**	**$ 6,618**	**$146,632**	$ 146,010	$131,789
State and political subdivisions	**1,478**	**3,351**	**6,665**	**11,494**	9,231	11,148
Equity Securities	**52**	—	—	**52**	52	3,938
FHLB and Federal Reserve Stock	**3,248**	—	—	**3,248**	3,645	4,033
Total securities available for sale	**$ 108,654**	**$ 39,489**	**$ 13,283**	**$161,426**	$ 158,938	$150,908

Table 7: The Weighted Average Yield for Each Range of Maturities of Securities

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31, 2006	2005	2004
Securities available for sale:						
U.S. Government agencies and corporations	**3.86%**	**4.50%**	**4.82%**	**4.06%**	3.59%	3.28%
State and political subdivisions	**5.72**	**6.45**	**6.75**	**6.53**	5.88	5.29
Equity Securities	**5.26**	—	—	**5.26**	6.00	5.67
FHLB and Federal Reserve Stock	**5.84**	—	—	**5.84**	5.77	4.36
Total securities available for sale	**3.94%**	**4.67%**	**5.79%**	**4.27%**	3.78%	3.54%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 34% statutory Federal income tax rate.

Loans

The detail of loan balances is presented in Note 7 to the Consolidated Financial Statements contained within this Form 10-K.

Total loans at December 31, 2006 were $628,333. This is an increase of $37,322, or 6.3% over December 31, 2005. At December 31, 2006, commercial loans represented 59.5% of total loans. There were no commercial loans held for sale at December 31, 2006. Consumer loans, consisting of installment loans and home equity loans, comprised 24.7% of total portfolio loans. Consumer loans are made to borrowers on both secured and unsecured terms dependent on the maturity and nature of the loan. The Corporation also purchases consumer loans from Morgan Bank, N.A, consisting primarily of high quality car loans. On January 16, 2007, the Corporation announced the execution of a definitive agreement to acquire Morgan Bancorp, Inc. ("Morgan") of Hudson, Ohio in which LNB Bancorp would acquire Morgan and its wholly-owned subsidiary, Morgan Bank, N.A. Completion of the merger is anticipated in the third quarter of 2007, pending certain regulatory and Morgan shareholder approvals.

Real estate mortgages are construction and 1-4 family mortgage loans. Construction loans comprised $2,216 of the $99,182 real estate mortgage loan portfolio at December 31, 2006. Real estate mortgages comprised 15.8% of total portfolio loans. At December 31, 2006, mortgage loans had increased $17,815, or 21.9%, in comparison to December 31, 2005. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80%.

Loan balances and loan mix are presented by type for the five years ended December 31, 2006 in Table 8.

Table 8: Loan Portfolio Distribution

	At December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
	(Dollars in thousands)				
Commercial	**$ 374,055**	$ 363,144	$ 339,439	$ 303,347	$ 259,819
Real estate mortgage	**99,182**	81,367	112,787	113,649	141,405
Home equity lines of credit	**70,028**	66,134	62,143	57,762	48,816
Purchased installment	**43,019**	42,023	27,833	7,218	—
Installment	**42,049**	38,343	33,022	51,999	54,219
Credit Cards	—	—	—	—	5,117
Total Loans	**628,333**	591,011	575,224	533,975	509,376
Allowance for loan losses	**(7,300)**	(6,622)	(7,386)	(7,730)	(6,653)
Net Loans	**$ 621,033**	$ 584,389	$ 567,838	$ 526,245	$ 502,723

	At December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Loan Mix Percent					
Commercial	**59.5%**	61.4%	59.1%	56.8%	51.0%
Real Estate Mortgage	**15.8**	13.8	19.6	21.3	27.8
Home Equity lines of credit	**11.1**	11.2	10.8	10.8	9.6
Purchased installment	**6.9**	7.1	4.8	1.4	—
Installment	**6.7**	6.5	5.7	9.7	10.6
Credit Cards	—	—	—	—	1.0
Total Loans	**100.0%**	100.0%	100.0%	100.0%	100.0%

Table 9 shows the amount of commercial loans outstanding as of December 31, 2006 based on the remaining scheduled principal payments or principal amounts repricing in the periods indicated. Amounts due after one year which are subject to more frequent repricing are included in the due in one year or less classification.

Table 9: Commercial Loan Maturity and Repricing Analysis

	December 31, 2006
	(Dollars in thousands)
Maturing and repricing in one year or less	**$ 169,522**
Maturing and repricing in one year but within five years	**109,645**
Maturing and repricing beyond five years	**88,557**
Total Commercial Loans	**$ 367,724**

Funding Sources

The following table shows the various sources of funding for the Corporation.

Table 10: Funding Sources

	Average Balances Outstanding			Average Rates Paid		
	2006	2005	2004	2006	2005	2004
	(Dollars in thousands)					
Demand deposits	**$ 83,777**	$ 92,730	$ 92,305	**0.00%**	0.00%	0.00%
Interest checking	**189,173**	173, 335	174,150	**2.13**	1.12	0.77
Savings deposits	**86,325**	101,808	105,883	**0.34**	0.33	0.30
Consumer time deposits	**212,579**	179,825	164,421	**4.08**	3.16	2.57
Public time deposits	**54,248**	47,145	45,576	**5.08**	3.29	1.60
Brokered time deposits	**53,716**	40,942	7,012	**4.49**	3.49	2.79
Total Deposits	**679,818**	635,785	589,347	**2.67**	1.72	1.16
Short-term borrowings	**20,759**	19,892	18,013	**4.32**	3.11	1.14
FHLB borrowings	**43,948**	61,283	77,760	**3.61**	3.04	2.68
Total borrowings	**64,707**	81,175	95,773	**3.83**	3.06	2.39
Total funding	**$ 744,525**	$ 716,960	$ 685,120	**2.77**%	1.87%	1.33%

The Corporation obtains funding through many sources. The primary source of funds continues to be the generation of deposit accounts within our primary market. In order to achieve deposit account growth, the Corporation offers retail and business customers a full line of deposit products that includes checking accounts, interest checking, savings accounts, and time deposits. The Corporation also generates funds through wholesale sources that include local borrowings generated by a business sweep product. The Corporation utilizes brokered time deposits to provide term funding at rates comparable to other wholesale funding sources. Wholesale funding sources include lines of credit with correspondent banks, advances through the Federal Home Loan Bank of Cincinnati, and a secured line of credit with the Federal Reserve Bank of Cleveland. Table 10 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2006.

Average deposit balances grew 6.9% in 2006 compared to increases of 7.9% in 2005 and 1.2% in 2004. The Corporation continues to benefit from a large concentration of low-cost local deposit funding. These sources continued to decrease in 2006, following a slight decline in 2005 as compared to 2004. Sources such as demand deposit accounts, interest checking accounts and savings accounts comprised 48.3% of the Corporation's average funding in 2006, as compared to 51.3% and 54.3% in 2005 and 2004 respectively. On an average balance basis, these sources declined by 2.3% in 2006 as compared to 2005, following a decline of 1.2% in 2005 as compared to 2004. These funds had an average yield of 1.2% in 2006 as compared to .62% in 2005 and .45% in 2004. Included in these funds are the Corporation's money market accounts. These were much more aggressively priced in 2006 which accounts for the increase in the average cost of these low-cost sources. The average yield on money market accounts was 3.24% in 2006, compared to 1.87% in 2005. Although these remain important sources of funds, the Corporation is more dependent, at varying times and amounts, on brokered time deposits, public fund time deposits and borrowings. Average time deposits were $320,543, an increase of $52,631 or 19.6% in 2006 as compared to 2005. This follows an increase of $50,903, or 23.5% in 2005 as compared to 2004. The increase in time deposits resulted from increased consumer, brokered and public fund time deposit balances.

Average borrowings decreased 20.3% in 2006 as compared to a decrease of 15.2% in 2005 and an increase of 15.3% in 2004. The Corporation's borrowings are primarily sweep accounts and Federal Home Loan Bank advances. In 2005 the Corporation increased its use of brokered time deposits and reduced its use of FHLB borrowings. These time deposits are priced comparably to FHLB advances and are not collateralized. These products continue to be an important part of the Corporation's interest rate risk management strategy. The Corporation expects these trends to continue.

Liquidity

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and its ability to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity is achieved by managing the cashflow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in its liquidity policy. The policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2006 the Bank was in compliance with these policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages adequate liquidity by assuring continual cashflow in the securities portfolio. At December 31, 2006, the Corporation expects the securities portfolio to generate cash flow in the next 12 months of $39,014 and $101,381 in the next 36 months.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Fund lines with correspondent banks. Table 11 highlights the liquidity position of the Bank including total borrowing capacity and current unused capacity for each borrowing arrangement at December 31, 2006.

Table 11: Liquidity

	Borrowing Capacity	Unused Capacity
	(Dollars in thousands)	
FHLB Cincinnati	$ 79,474	$ 44,388
FRB Cleveland	8,033	6,828
Federal Funds Lines	52,750	51,250
Total	$ 140,257	$ 102,466

LNB Bancorp, Inc. is the financial holding company of The Lorain National Bank and conducts no operations. Its only ongoing need for liquidity is the payment of the quarterly shareholder dividend if declared and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding company's main source of operating liquidity is the dividend that it receives from The Lorain National Bank. Dividends from The Lorain National Bank are restricted by regulation. At December 31, 2006, the Corporation also had certain short-term investments in the amount of $28 which may be used for dividends and other corporate purposes. The holding company from time-to-time, has access to additional sources of liquidity through correspondent lines of credit, but no such agreements were in place and there was no amount outstanding as of December 31, 2006.

Capital Resources

Shareholders' equity at year-end 2006 totaled $68,697, compared to $68,406 and $70,574 at year-end 2005 and 2004 respectively. This increase in 2006 resulted from net income of $5,424, a change of $903 in comprehensive income, and a change of $48 for share-based compensation income. These were offset by the payment of dividends of $4,641, and an increase of $1,443 in treasury stock. The comprehensive income change was due to the change in the fair value of securities classified as available for sale and the change in the minimum pension liability.

The change in treasury stock is part of the Corporation's previously disclosed program to buyback up to 5% of the Corporation's outstanding common shares. The Corporation purchased 77,500 shares pursuant to this plan in 2006.

Total cash dividends declared in 2006 by the Board of Directors was $4,641 as compared to $4,760 in 2005. In each of the last 20 years, the Board of Directors has approved a regular cash dividend. Any future dividend is subject to Board approval.

The dividend payout ratio, representing dividends per share divided by earnings per share, was 85.7% and 74.2% for the years 2006 and 2005, respectively. The increase in the dividend payout ratio is above the long-term target ratio established by the Board of Directors, but represents the Corporation's expectation for the near-term recovery of both revenue and earnings growth.

At December 31, 2006, the Corporation's market capitalization was $103,421 compared to $117,055 at December 31, 2005. There were 2,052 shareholders of record at December 31, 2006. LNB Bancorp, Inc.'s common stock is traded on the NASDAQ Stock Market under the ticker symbol "LNBB."

The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, The Lorain National Bank, above "well capitalized" levels. For further information on capital ratios see Notes 1 and 14 of the Consolidated Financial Statements.

Contractual Obligations and Commitments

Contractual obligations and commitments of the Corporation at December 31, 2006 are as follows:

Table 12: Contractual Obligations

	One Year or Less	Two and Three Years	Four and Five Years	Over Five Years	Total
	(Dollars in thousands)				
Short-term borrowings	**$22,163**	**$ —**	**$ —**	**$ —**	**$22,163**
FHLB advances	**15,000**	**20,000**	**—**	**86**	**35,086**
Operating Leases	**1,065**	**1,665**	**942**	**1,416**	**5,088**
Benefit payments	**371**	**648**	**905**	**2,904**	**4,828**
Severance Payments	**123**	**251**	**260**	**67**	**701**
Total	**$38,722**	**$22,564**	**$ 2,107**	**$4,473**	**$67,866**

Pending Acquisition

On January 16, 2007, the Corporation announced the execution of a definitive agreement to acquire Morgan Bancorp, Inc. ("Morgan") of Hudson, Ohio. The Corporation's transaction is for the acquisition of Morgan and its wholly-owned subsidiary, which had approximately $129 million in assets at the date of the agreement.

Under the terms of the agreement, shareholders of Morgan will be entitled to receive cash, common shares of LNB, or a combination thereof, based upon an election process to occur prior to closing. Cash consideration is valued at $52.00 per Morgan share and stock consideration is fixed at an exchange ratio of 3.162 common shares of LNB Bancorp for each share of Morgan. The agreement further provides that, in the aggregate, 50% of the Morgan common shares will be exchanged for common shares of LNB Bancorp and the remaining 50% of the Morgan common shares will be exchanged for cash.

The transaction is valued at $26.5 million and is expected to close in the third quarter of 2007. The exchange is expected to qualify as a tax-free transaction to the Morgan shareholders. Following the merger, and upon receipt of all necessary regulatory approvals, Morgan Bank, N.A. will be merged with and into the Corporation.

Not considering the merger-related charges discussed below, the merger is expected to be accretive to earnings per share by approximately $.08 or 6.7 percent in the first full fiscal year of operations (2008), due to the expected cost-saving benefits achieved through the integration of systems and support functions, improved branch efficiencies and increased alternative delivery channels for financial products and services. The Corporation expects to reduce noninterest expenses of the combined entity by approximately $1.7 million. This expense reduction, while not expected to be totally from the Morgan Bank operation, represents about 48 percent of Morgan's expense base. The Corporation intends to recognize these expense reductions as quickly and prudently as possible. After-tax merger-related costs of approximately $1.5 – $2.0 million will be incurred to complete the merger.

Critical Accounting Policies and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation follows general practices within the banking industry and application of these principles requires the Corporation's management ("Management") to make assumptions, estimates and judgments that affect the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operation and financial conditions.

The accounting policies considered to be critical by Management are as follows:

- **Allowance for loan losses**

The allowance for loan losses is an amount that Management believes will be adequate to absorb probable credit losses inherent in the loan portfolio taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is subjective in nature. Loan losses are charged off against the allowance when Management believes that the full collectibility of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, installment and other consumer loans are evaluated collectively for impairment. Individual commercial loans exceeding size thresholds established by Management are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. The fair value of all loans currently evaluated for impairment is collateral-dependent and therefore the fair value is determined by the fair value of the underlying collateral.

The Corporation maintains the allowance for loan losses at a level adequate to absorb Management's estimate of probable credit losses inherent in the loan portfolio. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For commercial and commercial real estate loans, loss factors are applied based on internal risk grades of these loans. Many factors are considered when these grades are assigned to individual loans such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectibility of the loan portfolio.

Specific allowances are established for all classified loans when Management has determined that, due to identified significant conditions, it is probable that a loss has been incurred that exceeds the general allowance loss factor from these loans. The unallocated allowance recognizes the estimation risk associated with the allocated general and specific allowances and incorporates Management's evaluation of existing conditions that are not included in the allocated allowance determinations. These conditions are reviewed quarterly by Management and include general economic conditions, credit quality trends and internal loan review and regulatory examination findings.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

- **Income Taxes**

The Corporation's income tax expense and related current and deferred tax assets and liabilities are presented as prescribed in SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the periodic review and adjustment of tax assets and liabilities based on many assumptions. These assumptions include predictions as to the Corporation's future profitability, as well as potential changes in tax laws that could impact the deductibility of certain income and expense items. Since financial results could be significantly different than these estimates, future adjustments may be necessary to tax expense and related balance sheet accounts.

New Accounting Pronouncements

Management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation. However, the potential impact of certain accounting pronouncements warrants further discussion.

SFAS No. 123 (revised) "Share Based Payments"

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"), Share Based Payments. SFAS No. 123R requires the Corporation to expense share-based payments, including employee stock options, based on their fair value. The Corporation adopted SFAS No. 123R effective as of January 1, 2006. Accordingly, the impact of the adoption of SFAS No. 123R's fair value method is included in the Corporation's results of operations. The adoption of SFAS No. 123R did not have a material impact on the Corporation's results of operations, financial position or liquidity.

SFAS No. 154 "Accounting Changes and Error Corrections"

This Statement replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This applies to accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Corporation's results of operations, financial position or liquidity.

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – An Intrepretation of FASB Statement No. 109"

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("Fin No. 48"). The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Specifically, Fin No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Fin No. 48 also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. Fin No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on our consolidated balance sheet, results of operations or cash flows.

FASB Statement No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R

In September 2006, the FASB issued Statement No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R ("SFAS 158"). SFAS 158 requires an entity to recognize in its balance sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006. The adoption of FASB Statement No. 158 did not have a material effect on our consolidated balance sheet, results of operations or cash flows.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Risk Elements

Risk management is an essential aspect in operating a financial services company successfully and effectively. The most prominent risk exposures, for a financial services company, are credit, operational, interest rate, market, and liquidity risk. Credit risk involves the risk of uncollectible interest and principal balance on a loan when it is due. Fraud, legal and compliance issues, processing errors, technology and the related disaster recovery, and breaches in business continuation and internal controls are types of operational risks. Changes in interest rates affecting net interest income are considered interest rate risks. Market risk is the risk that a financial institution's earnings and capital or its ability to meet its business objectives are adversely affected by movements in market rates or prices. Such movements include fluctuations in interest rates, foreign exchange rates, equity prices that affect the changes in value of available-for-sale securities, credit spreads, and commodity prices. The inability to fund obligations due to investors, borrowers, or depositors is liquidity risk. For the Corporation, the dominant risks are market risk and credit risk.

Credit Risk Management

Uniform underwriting criteria, ongoing risk monitoring and review processes, and well-defined, centralized credit policies dictate the management of credit risk for the Corporation. As such, credit risk is managed through the Bank's allowance for loan loss policy which requires the loan officer, lending officers, and the loan review committee to manage loan quality. The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. The Corporation uses a loan rating system to properly classify and assess the credit quality of individual commercial loan transactions. The loan rating system is used to determine the adequacy of the allowance for loan losses for regulatory reporting purposes and to assist in the determination of the frequency of review for credit exposures.

Credit quality measures in the last six months of 2006 deteriorated as compared to the same period in 2005. Weaker general economic conditions, especially in residential and commercial development lending, combined with the need to further strengthen underwriting and portfolio management controls resulted in higher levels of nonperforming loans and potential problem loans.

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured, and other foreclosed assets. As such, a loan is considered nonperforming if it is 90 days past due and/or in Management's estimation the collection of interest on the loan is doubtful. Nonperforming loans no longer accrue interest and are accounted for on a cash basis. The classification of restructured loans involves the deterioration of a borrower's financial ability leading to original terms being favorably modified or either principal or interest being forgiven.

Nonperforming loans at December 31, 2006 were $12,812 as compared to $6,494 at December 31, 2005, an increase of $6,318. Of this total, commercial loans were $10,322 as compared to $5,129 at December 31, 2005. These are commercial loans that are primarily secured by real estate and, in some cases, by SBA guarantees, and have either been charged-down to their realizable value or a specific reserve has been established for any collateral short-fall. At December 31, 2006, specific reserves on these loans totaled $1,115 as compared to $356 specifically reserved at December 31, 2005. The $5,194 increase in commercial nonperforming loans was the result of four commercial relationships totaling $4,393. These four loans are either well secured by real estate, or had specific reserves established at December 31, 2006. Potential problem loans are loans identified on Management's classified credits list which include both loans that Management has concern with the borrowers' ability to comply with the present repayment terms and loans that Management is actively monitoring due to changes in the borrowers financial condition. At December 31, 2006, potential problem loans increased $7,663, to $22,103. This compares to $14,440 at December 31, 2005, and reflects the categorization of three large real estate development relationships totaling $7,740 as potential loan problems.

Other foreclosed assets were $1,289 as of December 31, 2006, an increase of $857 from December 31, 2005. The $1,289 is comprised of eight commercial properties totaling $945 and four 1-4 family residential properties totaling $344. This compares to $211 in 1-4 family residential properties with the remainder in commercial properties as of December 31, 2005.

Table 13 sets forth nonperforming assets for the period ended December 31, 2006 and December 31, 2005.

Table 13: Nonperforming Assets

	At December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
	(Dollars in thousands)				
Commercial loans	**$10,322**	$5,129	$3,255	$4,104	$1,213
Real estate mortgage	**2,165**	1,182	1,116	821	461
Home equity lines of credit	**168**	25	400	89	22
Purchased installment	**—**	—	—	—	—
Installment loans	**157**	158	150	140	167
Total nonperforming loans	**12,812**	6,494	4,921	5,154	1,863
Other foreclosed assets	**1,289**	432	420	589	22
Total nonperforming assets	**$14,101**	$6,926	$5,341	$5,743	$1,885
Loans 90 days past due accruing interest	**$ —**	$ —	$ —	$ 46	$ 45
Allowance for loan losses to nonperforming loans	**57.0%**	102.0%	150.1%	150.0%	357.1%

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by Management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of Management, to maintain the allowance for loan losses at an adequate level. Management determines the adequacy of the allowance based upon past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions, and information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time.

While Management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Table 14 presents the detailed activity in the allowance for loan losses and related charge-off activity for the five years ended December 31, 2006.

Table 14: Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Balance at beginning of year	**$ 6,622**	$ 7,386	$ 7,730	$ 6,653	$ 5,890
Charge-offs:					
Commercial	**(1,120)**	(1,582)	(1,619)	(1,207)	(738)
Real estate mortgage	**(171)**	(28)	(21)	(1)	(15)
Home equity lines of credit	**(81)**	(146)	(109)	(22)	—
Purchased installment	**(69)**	(65)	—	—	—
Installment	**(347)**	(435)	(591)	(728)	(1,030)
DDA Overdrafts	**(240)**	—	—	—	—
Total charge-offs	**(2,028)**	(2,256)	(2,340)	(1,958)	(1,783)
Recoveries:					
Commercial	**153**	75	71	87	163
Real estate mortgage	**9**	—	—	—	1
Home equity lines of credit	**—**	1	1	—	—
Purchased installment	**—**	3	—	—	—
Installment	**150**	165	176	253	182
DDA Overdrafts	**114**	—	—	—	—
Total Recoveries	**426**	244	248	340	346
Net Charge-offs	**(1,602)**	(2,012)	(2,092)	(1,618)	(1,437)
Provision for loan losses	**2,280**	1,248	1,748	2,695	2,200
Balance at end of year	**$ 7,300**	$ 6,622	$ 7,386	$ 7,730	$ 6,653

The allowance for loan losses at December 31, 2006 was $7,300 or 1.16% of outstanding loans, compared to $6,622 or 1.13% of outstanding loans at December 31, 2005. The allowance for loan losses was 57% and 102% of nonperforming loans at December 31, 2006 and 2005, respectively.

Net charge-offs for the year ended December 31, 2006 were $1,602, as compared to $2,012 for the year ended December 31, 2005. Net charge-offs as a percent of average loans in 2006 was .27% , as compared to .34% in 2005. Net charge-offs in 2006 were at the lowest level since 2002.

Direct deposit account overdrafts were charged to the allowance for loan losses for the first time in 2006 and accounted for $126 of the net charge-offs in 2006. These charges were previously expensed directly to noninterest expense. For comparison purposes the net overdraft charge-offs expensed to noninterest expense in 2005 was $31.

The provision charged to expense was $2,280 for the year ended December 31, 2006 as compared to $1,248 for the same period 2005. The provision for loan losses for the year ended December 31, 2006 was, in the opinion of management, adequate when balancing the lower charge-off trends, with the higher level of nonperforming loans and the level of potential problem loans at December 31, 2006. The resulting allowance for loan losses is, in the opinion of management, sufficient given its analysis of the information available about the portfolio at December 31, 2006. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant.

Market Risk Management

The Corporation manages market risk through its Asset/Liability Management Committee ("ALCO") at the Bank level governed by policies set forth and established by the Board of Directors. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income over the one year planning cycle and the longer term strategic horizon in order to provide a stable and steadily increasing flow of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that may re-price in various time horizons, but without knowing the frequency and basis of the potential rate changes the predictive power of the gap measure is limited.

Two more useful tools in managing market risk are earnings-at-risk simulation and economic value of equity simulation. An earnings-at-risk analysis is a modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. At December 31, 2006, a "shock" treatment of the balance sheet, in which a parallel shift in the yield curve occurs and all rates increase immediately, indicates that in a +200 basis point shock, net interest income would increase $1,150, or 4.02%, and in a -200 basis point shock, net interest income would decrease $1,316, or 4.60%. The reason for the lack of symmetry in these results is the implied floors in many of the Corporation's core funding which limits their downward adjustment from current offering rates. This analysis is done to describe a best or worst case scenario. Factors such as non-parallel yield curve shifts, management pricing changes, customer preferences and other factors are likely to produce different results.

The economic value of equity approach measures the change in the value of the Corporation's equity as the value of assets and liabilities on the balance sheet change with interest rates. At December 31, 2006, this analysis indicated that a +200 basis point change in rates would reduce the value of the Corporation's equity by 12.86% while a -200 basis point change in rates would increase the value of the Corporation's equity by 11.65%.

Table 15: **GAP Analysis:**

	At December 31, 2006						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 17,660	$ 21,560	$ 62,367	$ 34,578	$ 25,529	$ —	$ 161,694
Loans	381,679	32,051	53,691	84,230	76,131	551	628,333
Total earning assets	$ 399,339	$ 53,611	$ 116,058	$ 118,808	$ 101,660	$ 551	$ 790,027
Interest-bearing liabilities:							
Consumer time deposits	102,938	190,743	48,654	5,309	—	—	347,644
Money Market deposits	109,775	—	—	—	—	—	109,775
Savings deposits	—	—	80,086	—	—	—	80,086
Interest-bearing demand deposits	—	—	88,540	—	—	—	88,540
Short-term borrowings	3,750	11,250	—	—	—	—	15,000
Long-term debt	—	—	22,006	2,000	80	—	24,086
Fed Funds, Repos, Other	22,163	—	—	—	—	—	22,163
Total interest-bearing liabilities	$ 238,626	$ 201,993	$ 239,286	$ 7,309	$ 80	$ —	$ 687,294
Cumulative interest rate gap	$ 160,715	$ 12,332	$ (110,895)	$ 604	$ 102,183	$ 102,734	
RSA/RSL	167%	103.0%	84.0%	100.0%	115.0%	115.0%	—

Item 8. Financial Statements and Supplementary Data.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of LNB Bancorp, Inc. and subsidiaries (the Corporation) as of December 31, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LNB Bancorp, Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LNB Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Plante Moran PLLC

Auburn Hills, Michigan
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LNB Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of LNB Bancorp, Inc. and subsidiaries (Company) as of December 31, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2005.. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Cleveland, Ohio
March 13, 2006

CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2006	2005
	(Dollars in thousands except share amounts)	
ASSETS		
Cash and due from Banks	$ 29,122	$ 23,923
Federal funds sold and short-term investments	—	—
Securities:		
Available for sale, at fair value	155,810	151,629
Federal Home Loan Bank and Federal Reserve Bank Stock	3,248	3,645
Total securities	159,058	155,274
Loans:		
Loans held for sale	—	2,586
Portfolio loans	628,333	588,425
Allowance for loan losses	(7,300)	(6,622)
Net loans	621,033	584,389
Bank premises and equipment, net	12,599	10,833
Other real estate owned	1,289	432
Bank owned life insurance	14,755	13,935
Goodwill and intangible assets, net	3,157	3,321
Accrued interest receivable	3,939	3,053
Other assets	6,146	5,961
Total Assets	$851,098	$801,121
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Demand and other noninterest-bearing	$ 91,216	$ 87,597
Savings, money market and interest-bearing demand	278,401	265,831
Certificates of deposit	347,644	286,788
Total deposits	717,261	640,216
Short-term borrowings	22,163	32,616
Federal Home Loan Bank advances	35,086	53,896
Accrued interest payable	3,698	2,126
Accrued taxes, expenses and other liabilities	4,193	3,861
Total Liabilities	782,401	732,715
Shareholders' Equity		
Common stock, par value $1 per share, authorized 15,000,000 shares, issued 6,771,867 shares at December 31, 2006 and 2005	6,772	6,772
Preferred Shares, Series A Voting, no par value, authorized 750,000 shares, none issued at December 31, 2006 and 2005	—	—
Additional paid-in capital	26,382	26,334
Retained earnings	43,728	42,945
Accumulated other comprehensive loss	(2,093)	(2,996)
Treasury shares at cost, 328,194 shares at December 31, 2006 and 250,694 shares at December 31, 2005	(6,092)	(4,649)
Total Shareholders' Equity	68,697	68,406
Total Liabilities and Shareholders' Equity	$851,098	$801,121

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands except share and per share amounts)		
Interest Income			
Loans	$ **42,800**	$ 38,145	$ 32,560
Securities:			
U.S. Government agencies and corporations	**5,699**	4,487	3,784
State and political subdivisions	**464**	439	459
Other debt and equity securities	**202**	224	301
Federal funds sold and short-term investments	**77**	137	120
Total interest income	**49,242**	43,432	37,224
Interest Expense			
Deposits:			
Certificates of deposit, $100 and over	**6,884**	3,937	1,448
Other deposits	**11,261**	6,976	5,366
Federal Home Loan Bank advances	**1,585**	1,862	2,066
Short-term borrowings	**905**	627	222
Total interest expense	**20,635**	13,402	9,102
Net Interest Income	**28,607**	30,030	28,122
Provision for Loan Losses	**2,280**	1,248	1,748
Net interest income after provision for loan losses	**26,327**	28,782	26,374
Noninterest Income			
Investment and trust services	**2,079**	1,940	2,091
Deposit service charges	**4,533**	4,219	4,187
Other service charges and fees	**1,948**	1,895	2,794
Mortgage banking revenue	—	959	364
Income from bank owned life insurance	**739**	600	632
Other income	**215**	479	592
Total fees and other income	**9,514**	10,092	10,660
Securities gains (losses), net	—	173	(777)
Gains on sale of loans	—	132	181
Gains (loss) on sale of other assets, net	**237**	(20)	378
Total noninterest income	**9,751**	10,377	10,442
Noninterest Expense			
Salaries and employee benefits	**14,894**	15,057	12,995
Furniture and equipment	**2,984**	3,001	2,784
Net occupancy	**1,905**	1,830	1,633
Outside services	**1,609**	1,925	1,182
Marketing and public relations	**1,279**	1,249	1,047
Supplies, postage and freight	**1,236**	1,245	1,208
Telecommunications	**751**	1,167	713
Ohio Franchise tax	**817**	772	729
Electronic banking expenses	**618**	542	1,257
Loan and Collection Expense	**768**	836	642
Other expense	**2,124**	2,643	2,100
Total noninterest expense	**28,985**	30,267	26,290
Income before income tax expense	**7,093**	8,892	10,526
Income tax expense	**1,669**	2,479	3,051
Net Income	$ **5,424**	$ 6,413	$ 7,475
Net Income Per Common Share			
Basic	$ **0.84**	$ 0.97	$ 1.13
Diluted	**0.84**	0.97	1.13
Dividends declared	**0.72**	0.72	0.72
Average Common Shares Outstanding			
Basic	**6,461,892**	6,612,803	6,631,392
Diluted	**6,462,094**	6,612,852	6,632,324

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(Dollars in thousands except share and per share amounts)					
Balance, January 1, 2004	$ 6,766	$ 26,243	$ 38,715	$ (704)	$(2,885)	$68,135
Comprehensive income:						
Net Income			7,475			7,475
Other comprehensive loss, net of tax:						
Minimum pension liability				(67)		(67)
Change in unrealized gains and losses on securities				(526)		(526)
Total comprehensive income						6,882
Issuance of 23,103 shares of Treasury stock for stock options			(121)		454	333
Issuance of 460 shares of Treasury stock for employee benefit plans					1	1
Common dividends declared, $.72 per share			(4,777)			(4,777)
Balance, December 31, 2004	$ 6,766	$ 26,243	$ 41,292	$(1,297)	$(2,430)	$70,574
Comprehensive income:						
Net Income			6,413			6,413
Other comprehensive loss, net of tax:						
Minimum pension liability				(129)		(129)
Change in unrealized gains and losses on securities				(1,570)		(1,570)
Total comprehensive income						4,714
Issuance of common stock under employment agreement	6	91				97
Purchase of 125,000 shares of Treasury Stock					(2,219)	(2,219)
Common dividends declared, $.72 per share			(4,760)			(4,760)
Balance, December 31, 2005	$ 6,772	$ 26,334	$ 42,945	$(2,996)	$(4,649)	$68,406
Comprehensive income:						
Net Income			**5,424**			**5,424**
Other comprehensive income, net of tax:						
Minimum pension liability				**47**		**47**
Change in unrealized gains and losses on securities				**856**		**856**
Total comprehensive income						**6,327**
Share-based comprehensive income		**48**				**48**
Purchase of 77,500 shares of Treasury Stock					**(1,443)**	**(1,443)**
Common dividends declared, $.72 per share			**(4,641)**			**(4,641)**
Balance, December 31, 2006	**$ 6,772**	**$ 26,382**	**$ 43,728**	**$(2,093)**	**$(6,092)**	**$68,697**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Operating Activities			
Net income	$ 5,424	$ 6,413	$ 7,475
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	2,280	1,248	1,748
Depreciation and amortization	1,631	1,776	1,808
Amortization of premiums and discounts	305	999	1,006
Amortization of intangibles	164	169	130
Impairment of goodwill	—	311	—
Amortization of deferred loan fees	73	297	99
Federal deferred income tax expense (benefit)	(564)	291	183
Issuance of stock under employment agreement	—	97	—
Securities (gains) losses, net		(173)	777
Share-based compensation expense, net of tax	48	—	—
Net gain from loan sales	—	(132)	(181)
Net (gain) loss on sale of other assets	(237)	20	(378)
Net decrease in accrued interest receivable and other assets	(2,875)	(1,582)	(1,919)
Net decrease (increase) in accrued interest payable, taxes and other liabilities	1,846	1,370	(562)
Net cash provided by operating activities	8,095	11,104	10,186
Investing Activities			
Proceeds from maturities of held-to-maturity securities	—	—	1,330
Proceeds from sales of available-for-sale securities	—	26,343	34,941
Proceeds from maturities of available-for-sale securities	33,753	4,576	29,537
Purchase of held-to-maturity securities	—	—	(16,596)
Purchase of available-for-sale securities	(36,963)	(39,198)	(48,928)
Purchase of Federal Home Loan Bank Stock	(173)	(210)	(154)
Sale of Federal Home Loan Bank Stock	570	598	—
Net increase in loans made to customers	(41,519)	(23,529)	(47,587)
Proceeds from the sale of other real estate owned	1,487	692	1,185
Purchase of bank premises and equipment	(2,417)	(1,191)	(2,604)
Proceeds from sale of bank premises and equipment	668	55	672
Net cash paid in acquisitions	—	—	(350)
Net cash used in investing activities	(44,594)	(31,864)	(48,554)
Financing Activities			
Net increase (decrease) in demand and other noninterest-bearing	3,619	(8,683)	9,587
Net increase (decrease) in savings, money market and interest-bearing demand	12,570	(14,338)	2,972
Net increase in certificates of deposit	60,856	57,694	11,640
Net increase (decrease) in short-term borrowings	(10,453)	997	16,596
Proceeds from loan sales	—	4,574	3,329
Proceeds from Federal Home Loan Bank advances	287,000	148,000	104,256
Prepayment of Federal Home Loan Bank advances	(305,810)	(163,400)	(106,500)
Purchase of treasury stock	(1,443)	(2,219)	—
Redemption of treasury stock	—	—	334
Dividends paid	(4,641)	(4,760)	(4,777)
Net cash provided by financing activities	41,698	17,865	37,437
Net increase (decrease) in cash and cash equivalents	5,199	(2,895)	(931)
Cash and cash equivalents, January 1	23,923	26,818	27,749
Cash and cash equivalents, December 31	$ 29,122	$ 23,923	$ 26,818
Supplemental cash flow information			
Interest paid	$ 19,335	$ 12,448	$ 9,376
Income taxes paid	2,768	2,355	2,060
Transfer of loans to other real estate owned	2,548	704	999
Transfer of held to maturity securities to available for sale	—	—	19,909

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The consolidated financial statements also include the accounts of North Coast Community Development Corporation which is a wholly-owned subsidiary of the Bank. All intercompany transactions and balances have been eliminated in consolidation.

During the third quarter of 2006, dissolutions were filed with the Ohio Secretary of State for Charleston Insurance Agency, Inc., a wholly-owned subsidiary of LNB Bancorp, Inc., Charleston Title Agency, a 49%-owned subsidiary of LNB Bancorp, Inc., and LNB Mortgage, LLC, a wholly-owned subsidiary of The Lorain National Bank.

Use of Estimates

LNB Bancorp Inc. prepares its financial statements in conformity with U.S. generally accepted accounting principles (GAAP). As such, GAAP requires the Corporation's management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of Management's estimates and assumptions include the allowance for loan losses, the realization of deferred tax assets, fair values of certain securities, net periodic pension expense, and accrued pension costs recognized in the Corporation's consolidated financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

Segment Information

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, eastern Erie and western Cuyahoga counties of Ohio. This market provides the source for substantially all of the Bank's deposit, loan and trust activities and title insurance and insurance activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

Statement of Cash Flows

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

Securities

Securities that are bought and held for the sole purpose of selling them in the near term are deemed trading securities with any related unrealized gains and losses reported in earnings. As of December 31, 2006 and December 31, 2005, LNB Bancorp, Inc. did not hold any trading securities. Securities that the Corporation has a positive intent and ability to hold to maturity are classified as held to maturity. As of December 31, 2006 and December 31, 2005, LNB Bancorp, Inc. did not hold any held to maturity securities. Securities that are not classified as trading or held to maturity are classified as available for sale. As of December 31, 2006 and December 31, 2005 all securities held by the Corporation are classified as available for sale and are carried at their fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income, net of tax. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings, resulting in establishment of a new cost basis for the security. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity or call, are included in interest income.

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock

These stocks are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula. These stocks are recorded at redemption value which approximates fair value.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and premiums and discounts. Unearned income includes deferred fees, net of deferred direct incremental loan origination costs. Unearned income is amortized to interest income, over the contractual life of the loan, using the interest method. Deferred direct loan origination fees and costs are amortized to interest income, over the contractual life of the loan, using the interest method.

Held for sale loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan available for sale. Net unrealized losses are recognized by charges to income. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income.

Loans are generally placed on nonaccrual status when they are 90 days past due for interest or principal or when the full and timely collection of interest or principal becomes uncertain. When a loan has been placed on nonaccrual status, the accrued and unpaid interest receivable is reversed against interest income. Generally, a loan is returned to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and when the collectibility is no longer doubtful.

A loan is impaired when full payment under the original loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard. Factors considered by Management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Allowance for Loan Losses

The allowance for loan losses is Management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management's determination of the allowance, and the resulting provision, is based on judgments and assumptions, including general economic conditions, loan portfolio composition, loan loss experience, Management's evaluation of credit risk relating to pools of loan and individual borrowers, sensitivity analysis and expected loss models, value of underlying collateral, and observations of internal loan review staff or banking regulators.

The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors which, in Management's judgment, deserve current recognition. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

Goodwill and Core Deposit Intangibles

Intangible assets arise from acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over the fair value of identified net assets in acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. The Corporation follows Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 147 "Acquisitions of Certain Financial Institutions". Goodwill is tested at least annually for impairment.

Core deposit intangible assets are amortized using the straight-line method over ten years and are subject to annual impairment testing.

Other Real Estate Owned

Other real estate owned (OREO) represent properties acquired through customer loan default. Real estate and other tangible assets acquired through foreclosure are carried as OREO on the Consolidated Balance Sheet at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure.

Investment and Trust Services Assets and Income

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the Corporation's financial statements as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

Income Taxes

The Corporation and its wholly-owned subsidiaries file a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Comprehensive Income

The Corporation displays the accumulated balance of other comprehensive income as a separate component of shareholders' equity.

Stock-Based Compensation

A broad based stock option incentive plan, the 2006 Stock Incentive Plan, was adopted by the Corporation's shareholders on April 18, 2006. No awards are currently outstanding under the plan; however, at December 31, 2006 and December 31, 2005 the Corporation did have stock option agreements with two individuals outside of the 2006 Stock Incentive Plan. The Corporation also issued Stock Appreciation Rights (SAR's) on January 20, 2006 to eight employees. SFAS No. 123R has been adopted for the accounting and disclosure of the stock option agreements and the SAR's.

Common stock issued in 2005 under an employment agreement was charged to expense at the fair value of the common stock issued.

(2) Earnings Per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options outstanding during the year. Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands except per share amounts)		
Weighted average shares outstanding used in Basic Earnings per Share	**6,461,892**	6,612,803	6,631,392
Dilutive effect of incentive stock options	**202**	49	932
Weighted average shares outstanding used in Diluted Earnings Per Share	**6,462,094**	6,612,852	6,632,324
Net Income	**$ 5,424**	$ 6,413	$ 7,475
Basic Earnings Per Share	**$ 0.84**	$ 0.97	$ 1.13
Diluted Earnings Per Share	**$ 0.84**	$ 0.97	$ 1.13

(3) Cash and Due from Banks

Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The average required reserve balance was $12,834 and $13,116 during 2006 and 2005. The required ending reserve balance was $12,692 on December 31, 2006 and $12,619 on December 31, 2005.

(4) Goodwill and Intangible Assets

The Corporation assesses goodwill for impairment annually and more frequently in certain circumstances. Goodwill was assessed at a reporting unit level by applying a fair-value based test using discounted estimated future net cash flows. During 2005 it was determined that goodwill relating to LNB Mortgage, LLC had been impaired and all goodwill relating to this entity in the amount of $311 was written off.

The Corporation recorded core deposit intangibles in 1997, related to the acquisition of three branch offices from another bank. These core deposit intangibles are tested annually for impairment.

Core deposit intangibles are amortized over their estimated useful life of 10 years in accordance with SFAS No. 142. A summary of core deposit intangible assets follows:

	At December 31, 2006	At December 31, 2005
	(Dollars in thousands)	
Core deposit intangibles	**$1,287**	$1,288
Less: accumulated amortization	**1,208**	1,095
Carrying value of core deposit intangibles	**$ 79**	$ 193

The following intangible assets are included in the accompanying consolidated financial statements and are summarized as follows at December 31, 2006 and December 31, 2005 net of accumulated amortization:

	At December 31, 2006	At December 31, 2005
	(Dollars in thousands)	
Goodwill	**$2,827**	$2,827
Mortgage servicing rights	**251**	301
Core deposit intangibles assets	**79**	193
Total goodwill and intangible assets	**$3,157**	$3,321

Amortization expense for intangible assets was $164, $169 and $130 for the years ended December 31, 2006, 2005 and 2004, respectively. The following table shows the estimated future amortization expense for amortizable intangible assets based on existing asset balances and the interest rate environment as of December 31, 2006. The Company's actual amortization expense in any given period may be significantly different from the estimated amounts depending upon the addition of new intangible assets, changes in mortgage interest rates, prepayment rates and market conditions.

	Core Deposits Intangibles	Mortgage Servicing Rights	Total
2007	$79	$43	$122
2008	—	39	39
2009	—	36	36
2010	—	34	34
2011	—	31	31
2012 and beyond	—	68	68

(5) Securities

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2006 and 2005 follows:

	At December 31, 2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$146,632	$ 25	$(2,736)	$143,921
State and political subdivisions	11,494	308	(35)	11,767
Equity securities	52	70	—	122
Total Securities	$158,178	$403	$(2,771)	$155,810

	At December 31, 2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$146,010	$ 8	$(3,965)	$142,053
State and political subdivisions	9,231	249	(24)	9,456
Equity securities	52	68	—	120
Total Securities	$155,293	$325	$(3,989)	$151,629

The amortized cost, fair value and weighted average yield of debt securities by contractual maturity date at December 31, 2006 follows:

	At December 31, 2006					
	Within 1 Year	1 to 5 Years	5 to 10 Years	After 10 Years	Total	Weighted Average Yield
	(Dollars in thousands)					
U.S. Government agencies and corporations	$17,534	$86,342	$36,138	$ 6,618	$146,632	4.06 %
State and political subdivisions	193	1,285	3,351	6,665	11,494	6.53
Equity securities	52	—	—	—	52	5.26
Amortized cost	$17,779	$87,627	$39,489	$13,283	$158,178	4.27 %
Fair Value	$20,933	$85,980	$38,742	$13,403	$159,058	4.34 %

Realized gains and losses related to securities available for sale for each of the three years ended December 31 follows:

	2006	2005	2004
	(Dollars in thousands)		
Gross realized gains	$ —	$ 202	$ 395
Gross realized losses	—	(29)	(14)
Other than temporary impairment losses	—	—	(1,158)
Net Securities Gains (Losses)	$ —	$ 173	$ (777)
Proceeds from the sale of available for sale securities	$ —	$26,343	$34,941

U.S. Government agencies and corporations include callable and bullet agency issues and agency-backed mortgage backed securities. The maturity of mortgage backed securities is shown based on contractual maturity of the security although repayments occur each year. The carrying value of securities pledged to secure trust deposits, public deposits, line of credit, and for other purposes required by law amounted to $125,947 and $136,143 at December 31, 2006 and 2005, respectively. The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments. In 2004, the Corporation reclassified all held to maturity securities to available for sale. This transfer was made recognizing that the primary purpose of the securities portfolio is liquidity. The Corporation does not anticipate classifying any securities as held to maturity in the future. The securities portfolio contained $448 and $490 in non-rated securities of state and political subdivisions at December 31, 2006 and 2005, respectively. Based upon yield, term to maturity and market risk, the fair value of these securities was estimated to be $444 and $490 at December 31, 2006 and 2005, respectively. This portfolio of non-rated securities are short-term debt issues of two (2) local political subdivisions. Management reviewed these non-rated securities and has determined that there was no other than temporary impairment to their value at December 31, 2006 and 2005.

At December 31, 2004, the Corporation recorded a $1,158 pre-tax charge to earnings to recognize other than temporary impairment of the Corporation's investment in FNMA and FHLMC preferred securities which were subsequently sold in 2005. Management has reviewed the securities portfolio and has determined that there is no other than temporary impairment to their value as of December 31, 2006.

The following is a summary of securities that had unrealized losses at December 31, 2006. The information is presented for securities that have been in an unrealized loss position for less than 12 months and for more than 12 months. There are temporary reasons why securities may be valued at less than amortized cost. Temporary reasons are that the current levels of interest rates as compared to the coupons on the securities held by the Corporation are higher and impairment is not due to credit deterioration. The Corporation has the ability to hold these securities until their value recovers. At December 31, 2006, the total unrealized losses of $2,771 were temporary in nature and due to the current level of interest rates.

	At December 31, 2006					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$17,370	$(163)	$126,551	$(2,573)	**$143,921**	**$(2,736)**
State and political subdivisions	193	—	11,574	(35)	**11,767**	**(35)**
Total	$17,563	$(163)	$138,125	$(2,608)	**$155,688**	**$(2,771)**

	At December 31, 2005					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$29,873	$(451)	$107,153	$(3,514)	$137,026	$(3,965)
State and political subdivisions	—	—	1,170	(24)	1,170	(24)
Total	$29,873	$(451)	$108,323	$(3,538)	$138,196	$(3,989)

(6) Transactions with Related Parties

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made on substantially the same terms and conditions as transactions with non-related parties. A comparison of loans outstanding to related parties follows:

	At December 31,	
	2006	2005
	(Dollars in thousands)	
Amount at beginning of year	**$24,801**	$22,399
Additions (deductions)		
New Loans	**6,201**	4,616
Repayments	**(6,177)**	(4,361)
Changes in directors and officers and /or affiliations, net	**—**	2,147
Amount at end of year	**$24,825**	$24,801

The Corporation, through its subsidiary Bank, maintains deposits accounts for officers, directors and their affiliates. These deposits are made on substantially the same terms and conditions as transactions with non-related parties. The balances of deposit accounts for related parties at December 31, 2006 follows:

	Number of Accounts	Balance at December 31, 2006
	(Dollars in thousands)	
Savings deposits	**21**	**$ 57**
Consumer time deposits	**14**	**160**
Demand deposits	**41**	**1,167**

(7) Loans and Allowance for Loan Losses

Loan balances at December 31, 2006 and December 31, 2005 are summarized as follows:

	At December 31,	
	2006	2005
	(Dollars in thousands)	
Real estate loans (includes loans secured primarily by real estate only):		
Construction and land development	**$ 105,633**	$ 169,007
One to four family residential	**190,884**	164,671
Multi-family residential	**21,754**	4,676
Non-farm non-residential properties	**195,547**	117,090
Commercial and industrial loans	**40,820**	63,834
Personal loans to individuals:		
Auto, single payment and installment	**65,780**	71,132
All other loans	**7,915**	601
Total loans	**628,333**	591,011
Allowance for loan losses	**(7,300)**	(6,622)
Net loans	**$ 621,033**	$ 584,389

Activity in the allowance for loan losses for 2006, 2005 and 2004 is summarized as follows:

	Year Ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Balance at the beginning of year	**$ 6,622**	$ 7,386	$ 7,730
Provision for loan losses	**2,280**	1,248	1,748
Loans charged-off	**(2,028)**	(2,256)	(2,340)
Recoveries on loans previously charged-off	**426**	244	248
Balance at the end of the year	**$ 7,300**	$ 6,622	$ 7,386

In 2005, substandard loans totaling $5.7 million were sold. As a result, loans charged-off in 2005 include $1,173 from the sale of these loans.

Information regarding impaired loans is as follows:

	At December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Year-end impaired loans with allowance for loan losses specifically allocated	**$14,777**	$6,494	$6,030
Amount of allowance specifically allocated to impaired loans	**1,115**	356	1,865
Average of impaired loans during the year	**8,149**	9,961	7,077
Interest income recognized during impairment	**134**	174	300
Nonaccrual loans at year end	**12,812**	6,494	4,921

(8) Bank Premises, Equipment and Leases

Bank premises and equipment are summarized as follows:

	At December 31	
	2006	**2005**
	(Dollars in thousands)	
Land	**$ 2,662**	$ 2,322
Buildings	**11,672**	10,848
Equipment	**12,785**	11,656
Purchased software	**3,548**	2,938
Leasehold improvements	**948**	865
Total cost	**$31,615**	$28,629
Less: accumulated depreciation and amortization	**19,016**	17,796
Net bank premises and equipment	**$12,599**	$10,833

Depreciation of Bank premises and equipment charged to noninterest expense amounted to $1,389 in 2006, $1,503 in 2005 and $1,460 in 2004. Amortization of purchased software charged to noninterest expense amounted to $242 in 2006, $273 in 2005 and $348 in 2004.

At December 31, 2006, the Bank was obligated to pay rental commitments under noncancelable operating leases on certain Bank premises and equipment as follows:

	Amount (Dollars in thousands)
2007	$1,065
2008	952
2009	713
2010	563
2011	379
2012 and thereafter	1,416
Total	$5,088

Rentals paid under leases on Corporation premises and equipment amounted to $879 in 2006, $663 in 2005 and $378 in 2004.

(9) Deposits

Deposit balances at December 31, 2006 and December 31, 2005 are summarized as follows:

	At December 31,	
	2006	**2005**
	(Dollars in thousands)	
Demand and other noninterest-bearing	**$ 91,216**	$ 87,597
Interest checking	**88,541**	77,297
Savings	**80,086**	93,906
Money market accounts	**109,774**	94,628
Consumer time deposits	**225,947**	199,190
Public time deposits	**56,604**	32,332
Brokered time deposits	**65,093**	55,266
Total deposits	**$717,261**	$640,216

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $161,655 and $124,626 at December 31, 2006 and 2005, respectively. Brokered time deposits totaling $65,093 and $55,266 at December 31, 2006 and 2005, respectively, are included in these totals.

The maturity distribution of certificates of deposit as of December 31, 2006 follows:

	Within 12 months	After 12 months but within 36 months	After 36 months but within 60 months	After 5 years	Total
	(Dollars in thousands)				
Consumer time deposits	**$183,226**	**$37,319**	**$5,402**		**$225,947**
Public time deposits	**54,054**	**2,550**	**—**	**—**	**56,604**
Brokered time deposits	**54,266**	**10,827**	**—**	**—**	**65,093**
Total time deposits	**$291,546**	**$50,696**	**$5,402**	**$—**	**$347,644**

(10) Short-Term Borrowings

The Corporation has a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of this line of credit varies on a monthly basis. The line is equal to 85% of the balances of qualified home equity lines of credit that are pledged as collateral. At December 31, 2006, the Bank had pledged approximately $7,965 in qualifying home equity lines of credit, resulting in an available line of credit of approximately $6,770. No amounts were outstanding at December 31, 2006 or December 31, 2005.

Short-term borrowings include securities sold under repurchase agreements and Federal funds purchased from correspondent banks. The table below presents information for short-term borrowings for the three years ended December 31, 2006.

	Year ended December 31		
	2006	2005	2004
	(Dollars in thousands)		
Securities sold under repurchase agreements			
Period End:			
Outstanding	**$20,663**	$16,116	$11,619
Interest rate	**4.17%**	3.90%	2.23%
Average:			
Outstanding	**$16,889**	$13,960	$14,749
Interest rate	**4.03%**	2.81%	1.39%
Maximum month-end balance	**$21,959**	$19,198	$18,997
Federal funds purchased			
Period End:			
Outstanding	**$ 1,500**	$16,500	$20,000
Interest rate	**5.50%**	4.45%	2.44%
Average:			
Outstanding	**$ 3,870**	$ 5,921	$ 3,264
Interest rate	**5.53%**	3.81%	1.48%
Maximum month-end balance	**$10,800**	$30,000	$20,000

(11) Federal Home Loan Bank Advances

Federal Home Loan Bank advances amounted to $35,086 and $53,896 at December 31, 2006 and December 31, 2005 respectively. All advances are bullet maturities with no call features. At December 31, 2006, collateral pledged for FHLB advances consisted of qualified real estate mortgage loans, home equity lines of credit and investment securities of $98,574, $40,454 and $1,000 respectively. The maximum borrowing capacity of the Bank at December 31, 2006 was $79,474 with unused collateral borrowing capacity of $44,388. The Bank maintains a $40,000 cash management line of credit (CMA) with the FHLB. The following table presents the activity on this line of credit for the three years ended December 31, 2006.

	Year Ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Cash management advances (CMA) from the Federal Home Loan Bank (FHLB)			
Period End:			
Outstanding	**$ —**	$ —	$ —
Interest rate	**0.00%**	0.00%	0.00%
Average:			
Outstanding	**$14,645**	$12,125	$10,961
Interest rate	**5.39%**	2.93%	1.16%

Maturities of FHLB advances outstanding at December 31, 2006 and 2005 are as follows:

	2006	**2005**
	(Dollars in thousands)	
FHLB advance - 4.27%, paid in 2006	**$ —**	$12,801
FHLB advance - 4.92%, paid in 2006	**—**	1,000
FHLB advance - 2.70%, paid in 2006	**—**	10,000
FHLB advance - 2.95%, due January 30, 2007	**10,000**	10,000
FHLB advance - 3.55%, due November 21, 2007	**5,000**	5,000
FHLB advance - 3.33%, due February 8, 2008	**5,000**	5,000
FHLB advance - 4.99% due November 28, 2008	**5,000**	—
FHLB advance - 3.36%, due March 27, 2009	**10,000**	10,000
FHLB advance - 3.55%, due January 1, 2014	**86**	95
Total FHLB advances	**$35,086**	$53,896

(12) Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Income Taxes:			
Federal current expense	**$2,233**	$2,188	$2,868
Federal deferred expense (benefit)	**(564)**	291	183
State and city expense	**—**	—	—
Total Income Taxes	**$1,669**	$2,479	$3,051

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — *(Continued)*
(Dollars in thousands except per share amounts)

The following presents a reconciliation of income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34% to income before taxes in 2006 and 2005, and 35% to income before income taxes in 2004.

	Year Ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Computed "expected" tax expense	**$2,412**	$3,023	$3,685
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of state and political subdivisions	**(181)**	(136)	(152)
Tax exempt interest on bank owned life insurance	**(251)**	(204)	(215)
New markets tax credit	**(401)**	(276)	(225)
Other, net	**90**	72	(42)
Total Income Taxes	**$1,669**	$2,479	$3,051

Net deferred Federal tax assets are included in other assets on the consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. At December 31, 2006 and 2005 there was no valuation allowance required. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

	At December 31	
	2006	2005
	(Dollars in thousands)	
Deferred Federal tax assets:		
Allowance for loan losses	**$2,482**	$ 2,251
Deferred compensation	**470**	544
Minimum pension liability	**273**	297
Equity based compensation	**32**	—
Unrealized loss on securities available for sale	**805**	1,246
Other, net	**50**	9
Total deferred Federal tax assets	**$4,112**	$ 4,347
Deferred Federal tax liabilities:		
Bank premises and equipment depreciation	**$ (175)**	$ (320)
FHLB stock dividends	**(177)**	(440)
Intangible asset amortization	**(215)**	(125)
Accrued loan fees and costs	**(166)**	(181)
Deferred charges	**(94)**	(93)
Prepaid pension	**(133)**	(136)
Total deferred Federal tax liabilities	**(960)**	(1,295)
Net deferred Federal tax assets	**$3,152**	$ 3,052

(Dollars in thousands except per share amounts)

(13) Shareholders' Equity

Preferred Stock

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. As of December 31, 2006 and 2005, no such stock had been issued. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may be issued with conversion rights to common stock and may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 750,000 Series A Voting Preferred Shares none of which have been issued.

Common Stock

The Corporation is authorized to issue up to 15,000,000 shares of common stock. Common shares outstanding were 6,443,673 and 6,521,173 at December 31, 2006 and December 31, 2005, respectively.

Common Stock Repurchase Plan and Treasury Stock

On July 28, 2005, the Board of Directors authorized the repurchase of up to 5% of the outstanding shares of the common stock of the Corporation, or approximately 332,000 shares. The repurchased shares will be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other corporate purposes. At December 31, 2006 and December 31, 2005, LNB Bancorp, Inc. held 328,194 shares and 250,694 shares of common stock as Treasury Stock under this plan at a total cost of $6,092 and $4,649 respectively.

Shareholder Rights Plan

On October 24, 2000, the Board of Directors of LNB Bancorp, Inc. adopted a Shareholder Rights Plan which was amended as of May 17, 2006. The rights plan is designed to prevent a potential acquirer from exceeding a prescribed ownership level in LNB Bancorp, Inc., other than in the context of a negotiated acquisition involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's Common Shares, at 50% of market value. This would dilute the potential acquirer's ownership level and voting power, making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding LNB Bancorp, Inc. Common Share held as of the close of business on November 6, 2000. One Preferred Share Purchase Right will also be distributed for each Common Share issued after November 6, 2000. Each right entitles the registered holder to purchase from LNB Bancorp, Inc. Units of a new series of Voting Preferred Shares, no par value, at 50% of market value, if a person or group acquires 15% or more of LNB Bancorp, Inc.'s Common Shares. Each Unit of the new Preferred Shares has terms designed to make it the economic equivalent of one Common share.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for LNB Bancorp, Inc. common stock. The Corporation

(Dollars in thousands except per share amounts)

did not issue shares pursuant to the Plan in 2006 and no shares were purchased in the open market at the current market price. Similarly, the Corporation did not issue shares pursuant to the Plan in 2005 while 12,538 shares were purchased in the open market at the current market price.

Dividend Restrictions

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency. These restrictions generally limit dividends to the current and prior two years' retained earnings. At December 31, 2006, approximately $5,523 of the Bank's retained earnings was available for dividends to the Corporation. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.

(14) Regulatory Capital

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to an array of banking, Federal Deposit Insurance Corporation, U.S. Federal, including the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least five percent, a Tier I risk-based capital ratio of at least six percent, and a total risk-based capital ratio of at least ten percent.

Total capital (Tier 1 and Tier 2) amounted to $74,629 at December 31, 2006, representing 10.56% of net risk-adjusted assets and $74,975 and 11.39%, respectively, at December 31, 2005. Tier 1 capital of $67,329 at December 31, 2006 represented 9.53% of risk weighted assets, and $68,353 and 10.38% at December 31, 2005.

At December 31, 2006 and 2005, the capital ratios for the Corporation and its wholly-owned subsidiary, The Lorain National Bank, exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the Bank's category. Analysis of The Lorain National Bank and LNB Bancorp, Inc.'s Regulatory Capital and Regulatory Capital Requirements follows:

	December 31 2006		December 31 2005	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Total capital (risk weighted)				
Consolidated	$74,629	10.56%	$74,975	11.39%
Bank	74,568	10.55	74,259	11.28
Tier 1 capital (risk weighted)				
Consolidated	67,329	9.53	68,353	10.38
Bank	63,293	8.95	63,637	9.67
Tier 1 capital (average assets)				
Consolidated	67,329	8.07	68,353	8.57
Bank	63,293	7.73	63,637	7.84
Well Capitalized:				
Total capital (risk weighted)				
Consolidated	$70,685	10.00%	$65,830	10.00%
Bank	70,682	10.00	65,828	10.00
Tier 1 capital (risk weighted)				
Consolidated	42,411	6.00	39,498	6.00
Bank	42,409	6.00	39,497	6.00
Tier 1 capital (average assets)				
Consolidated	41,694	5.00	39,900	5.00
Bank	40,914	5.00	40,582	5.00
Minimum Required:				
Total capital (risk weighted)				
Consolidated	$56,548	8.00%	$52,664	8.00%
Bank	56,786	8.00	52,662	8.00
Tier 1 capital (risk weighted)				
Consolidated	28,274	4.00	26,332	4.00
Bank	28,273	4.00	26,331	4.00
Tier 1 capital (average assets)				
Consolidated	33,355	4.00	31,920	4.00
Bank	32,731	4.00	32,465	4.00

(15) Parent Company Financial Information

LNB Bancorp, Inc.'s (parent company only) condensed balance sheets as of December 31, 2006 and 2005, and the condensed statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004 are as follows:

Condensed Balance Sheets	Year ended December 31,	
	2006	2005
	(Dollars in thousands)	
Assets:		
Cash	**$ 28**	$ 568
Short-term investments	**—**	—
Investment in The Lorain National Bank	**64,637**	63,690
Investment in Charleston Insurance, Inc.	**—**	127
Other investments	**7**	7
Note receivable - The Lorain National Bank	**4,000**	4,000
Other assets	**45**	34
Total Assets	**$68,717**	$68,426
Liabilities and Shareholder's Equity		
Other liabilities	**$ 20**	$ 20
Shareholders' equity	**68,697**	68,406
Total Liabilities and Shareholders' Equity	**$68,717**	$68,426

Condensed Statements of Income	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Income			
Interest income	**$ 272**	$ 321	$ 324
Cash dividend from The Lorain National Bank	**5,300**	3,575	4,777
Other income	**23**	72	45
Gain on sale of available for sale securities	**—**	73	—
Total Income	**5,595**	4,041	5,146
Expenses			
Other expenses	**178**	341	397
Income before income taxes and equity in undistributed net income of subsidiaries	**5,417**	3,700	4,749
Income tax (benefit) expense	**36**	35	7
Equity in undistributed net income of subsidiaries	**43**	2,748	2,733
Net Income	**$5,424**	$6,413	$7,475

Condensed Statements of Cash Flows	Year ended December 31, 2006	2005	2004
	(Dollars in thousands)		
Net Income	**$ 5,424**	$ 6,413	$ 7,475
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed net income of The Lorain National Bank	**(43)**	(2,748)	(2,733)
Gain on sale of available for sale securities	—	(73)	—
Issuance of common stock under employment agreements	—	97	—
Equity in undistributed net income of non-bank subsidiaries	—	36	35
Net change in other assets and liabilities	**163**	(132)	(1,235)
Net cash provided by operating activities	**5,544**	3,593	3,542
Cash Flows from Investing Activities:			
Proceeds from sales of available for sale securities	—	73	—
Net cash provided by investing activities	—	73	—
Cash Flows from Financing Activities:			
Purchase of treasury stock	**(1,443)**	(2,219)	—
Issuance of treasury stock for stock options	—	—	333
Dividends paid	**(4,641)**	(4,760)	(4,777)
Net cash used in financing activities	**(6,084)**	(6,979)	(4,444)
Net increase (decrease) in cash equivalents	**(540)**	(3,313)	(902)
Cash and cash equivalents at beginning of year	**568**	3,881	4,782
Cash and cash equivalents at end of year	**$ 28**	$ 568	$ 3,880

(16) Retirement Pension Plan

The Bank's non-contributory defined benefit pension plan (the Plan) covers substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs.

The Company adopted the provisions of SFAS No. 158 as of December 31, 2006, which require that the funded status of the defined benefit pension retirement plan be fully recognized in the balance sheet. Effective December 31, 2002, the benefits under this plan have been frozen and the Accumulated Benefit Obligation (ABO) is equal to the Projected Benefit Obligation (PBO). As a result, the funded status of the plan has been fully recognized in the balance sheet and the implementation of SFAS 158 will not require an additional liability accrual.

The net periodic pension costs charged to expense amounted to $9 in 2006, $32 in 2005 and $179 in 2004. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Prepaid Asset or Accrued Liability for the years ended December 31, 2006, 2005, and 2004. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits are accrued under the Plan after December 31, 2002. The losses recognized due to settlement in the amount of $85, $135 and $105 results from significant lump sum distributions paid in 2006, 2005 and 2004, but not actuarially projected.

	Year ended December 31,		
	2006	**2005**	**2004**
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the year	**$(6,341)**	$(7,390)	$(7,943)
Interest Cost	**(329)**	(398)	(450)
Actuarial gain (loss)	**263**	111	108
Settlement loss	**(185)**	(210)	(159)
Benefits paid	**1,058**	1,546	1,054
Projected benefit obligation at the end of the year	**$(5,534)**	$(6,341)	$(7,390)
Change in plan assets			
Fair value of plan assets at beginning of year	**$ 5,868**	$ 6,895	$ 7,227
Actual gain on plan assets	**314**	269	222
Employer contributions	**250**	250	500
Benefits paid	**(1,058)**	(1,546)	(1,054)
Fair value of plan assets at end of year	**$ 5,374**	$ 5,868	$ 6,895
Funded Status			
Funded status	**$ (160)**	$ (473)	$ (495)
Unrecognized actuarial loss	**802**	874	678
Unrecognized prior service cost	**—**	—	—
Prepaid Asset (Accrued Liability)	**$ 642**	$ 401	$ 183

Amounts recognized in the consolidated balance sheets consist of:

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Net Periodic Pension Cost (Benefit)			
Interest cost on projected benefit obligation	$ 329	$ 398	$ 450
Expected return on plan benefits	(423)	(501)	(376)
Net periodic pension cost (benefit)	(94)	(103)	74
Amortization of Loss	18	—	—
Loss recognized due to settlement	85	135	105
Total pension costs	$ 9	$ 32	$ 179

The following items included in accumulated other comprehensive income have not yet been recognized as components of periodic benefit cost:

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Actuarial Loss	$ 802	$ 874	$ 678
Tax Benefit	(273)	(297)	(231)
Net amount not recognized	$ 529	$ 577	$ 447

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Weighted average discount rate	5.50%	5.75%	5.75%
Expected long-term rate of return on plan assets	7.50%	7.50%	5.00%
Assumed rate of future compensation increases	0.00%	0.00%	0.00%

Amounts recognized in the consolidated balance sheets consist of:

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Accrued benefit cost	$(160)	$(473)	$(495)
Minimum pension liability	802	874	678
Net amount recognized	$ 642	$ 401	$ 183

	Year ended December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Increase in minimum liability included in other comprehensive income	$48	$129	$67

The actuarial assumptions used in the pension plan valuation are reviewed annually. The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets

The Lorain National Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2006, 2005 and 2004 by asset category are as follows:

	Plan Assets at December 31,		
	2006	2005	2004
Asset Category:			
Equity securities	**61.3%**	61.0%	41.0%
Debt securities	**38.6**	38.8	58.0
Cash and cash equivalents	**0.1**	0.2	1.0
Total	**100.0%**	100.0%	100.0%
LNB Bancorp, Inc. common stock to total plan assets	**9.5%**	9.7%	9.2%

The investment strategy for 2007 will continue to be an equity security allocation percent of 60% and a debt security position of 40%. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in 2007.

The Lorain National Bank has not yet decided the contribution to The Lorain National Bank Retirement Pension Plan in 2007.

The following estimated future benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

	Amount (Dollars in thousands)
2007	$ 371
2008	329
2009	319
2010	365
2011-2016	3,444

(17) Stock Options and Stock Appreciation Rights

At December 31, 2006 and December 31, 2005, the Corporation had nonqualified stock option agreements with two executives granted in 2005 and 2006. On January 20, 2006 the Corporation issued 30,000 Stock Appreciation Rights (SAR's) to eight employees. The expense recorded as of December 31, 2006 was $21 for SAR's and $73 for stock options. The number of options or SAR's and the exercise prices for these nonqualified incentive options or SAR's outstanding as of December 31, 2006 follows:

	Year Issued			
	2005	2005	2006	2006
Type	**Option**	**Option**	**Option**	**SARS**
Number	2,500	30,000	30,000	30,000
Strike Price	$16.50	$ 19.17	$ 19.10	$ 19.00
Number Vested	2,500	10,000		—
Assumptions:				
Risk free interest rate	4.50%	3.92%	3.66%	4.60%
Dividend yield	4.36%	3.76%	3.77%	4.49%
Volatility	18.48%	17.30%	17.66%	14.06%
Expected Life - years	6.0	7.0	7.0	6.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands except per share amounts)

The activity in stock options outstanding for the three years ended December 31, 2006 follows:

	2006		2005		2004	
	Options	Weighted Average Exercise Price per Share	Options	Weighted Average Exercise Price per Share	Options	Weighted Average Exercise Price per Share
Outstanding at beginning of year	**32,500**	**$18.96**	21,939	$19.39	50,960	$16.69
Granted	**30,000**	**19.10**	32,500	18.96	10,000	19.60
Forfeited	—	—	(21,939)	19.39	(15,918)	14.09
Exercised	—	—	—	—	(23,103)	14.09
Stock dividend or split	—	—	—	—	—	—
Outstanding at end of year	**62,500**	**$19.03**	32,500	$18.96	21,939	$19.39
Exerciseable at end of year	**12,500**	**$18.64**	—	$ —	21,939	$19.39

The weighted average remaining contractual life of options exercisable at December 31, 2006 was 6.96 years with an aggregate intrinsic value of $0.

A summary of the status of the Corporation's nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Nonvested Shares	Weighted AverageGrant Date Fair Value per share
Nonvested at January 1, 2006	32,500	$18.96
Granted	30,000	19.10
Vested	12,500	18.64
Forfeited	—	—
Nonvested at December 31, 2006	50,000	$19.13

As of December 31, 2006, there was $46 of total unrecognized compensation cost related to nonvested stock options. The unrecognized compensation is expected to be recognized over a period of 2.25 years.

In accordance with the disclosure requirements of Statement of Financial Accounting Standard, or SFAS, No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — An amendment of FASB Statement No. 123," the following table provides the pro forma effect on net income and earnings per share if the fair value method of accounting for stock-based compensation had been used for all awards for the period ended December 31, 2005 and 2004.

	December 31,	
	2005	2004
Net Income as reported	**$6,413**	$7,475
Add: Stock-based compensation, net of tax, as reported	**62**	0
Deduct: Stock-based compensation, net of tax, that would have been reported if the fair value based method had been applied to all awards	**(123)**	(23)
Pro forma net income	**$6,352**	$7,452
Pro forma net income per share:		
Basic — as reported	**$ 0.97**	$ 1.13
Basic — pro forma	**0.96**	1.12
Diluted — as reported	**0.97**	1.13
Diluted — pro forma	**0.96**	1.12

(Dollars in thousands except per share amounts)

(18) Employee Stock Ownership Plan

The Lorain National Bank Employee Stock Ownership Plan (ESOP) is a non-contributory plan that covers substantially all employees. Contributions by the Bank to the ESOP are discretionary and subject to approval by the Board of Directors. Contributions are expensed in the year in which they are approved. No contributions were made to this plan in 2006, 2005 and 2004. Under the terms of the ESOP agreement, the Corporation's common stock is to be the Plan's primary investment.

(19) 401(k) Plan

The Bank adopted the The Lorain National Bank 401(k) Plan (the Plan) effective January 1, 2001. This Plan amended and restated the previous plan — The Lorain National Bank Stock Purchase Plan. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. No shares were purchased out of Treasury during 2006, 2005 or 2004.

Under provisions of the Plan, a participant can contribute a percentage of their compensation to the Plan. The Bank makes a non-discretionary 50% contribution to match each employee's contribution. The Bank's match is limited to the first six percent of an employee's wage. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock. Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $271, $252, and $221, in 2006, 2005 and 2004, respectively.

(20) Commitments, Credit Risk, and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on Management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments at December 31, 2006 follows:

	Amount (Dollars in thousands)
Commitments to extend credit	$ 87,366
Home equity lines of credit	64,365
Standby letters of credit	4,347
Total	**$156,078**

Most of the Bank's business activity is with customers located within the Bank's defined market area. As of December 31, 2006 and 2005, the Bank had no significant concentrations of credit risk in its loan portfolio. The Bank also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

The nature of the Corporation's business may result in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

(21) Estimated Fair Value of Financial Instruments

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of Cash and due from banks, Federal funds sold, short-term investments and accrued interest receivable and other financial assets is a reasonable estimate of fair value due to the short-term nature of the asset.
- The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.
- For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The carrying value approximates the fair value for bank owned life insurance.
- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and interest-bearing checking, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.
- Securities sold under repurchase agreements, other short-term borrowings, accrued interest payable and other financial liabilities approximate fair value due to the short-term nature of the liability.
- The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.

- The fair value of commitments to extend credit approximates the fees charged to make these commitments; since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2006 and 2005.

Limitations

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value. The estimated fair values of the Corporation's financial instruments at December 31, 2006 and 2005 are summarized as follows:

	At December 31,			
	2006		2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and due from banks, Federal funds sold and short-term investments	**$ 29,122**	**$ 29,122**	$ 23,923	$ 23,923
Securities	**159,058**	**159,058**	155,274	155,274
Portfolio loans, net	**621,033**	**617,440**	581,803	578,773
Loans held for sale	**—**	**—**	2,586	2,586
Bank owned life insurance	**14,755**	**14,755**	13,935	13,935
Accrued interest receivable	**3,939**	**3,939**	3,053	3,053
Financial liabilities				
Deposits:				
Demand, savings and money market	**369,616**	**369,616**	353,428	353,428
Certificates of deposit	**347,644**	**346,616**	286,788	286,788
Total deposits	**717,260**	**716,232**	640,216	640,216
Short-term borrowings	**22,163**	**22,163**	32,616	32,616
Federal Home Loan Bank advances	**35,086**	**34,443**	53,896	52,945
Accrued interest payable	**3,698**	**3,698**	2,126	2,126

(22) Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2006					
Total interest income	**$11,608**	**$12,049**	**$12,835**	**$12,750**	**$49,242**
Total interest expense	**4,405**	**4,853**	**5,515**	**5,862**	**20,635**
Net Interest income	**7,203**	**7,196**	**7,320**	**6,888**	**28,607**
Provision for loan losses	**150**	**165**	**600**	**1,365**	**2,280**
Net interest income after provision for loan losses	**7,053**	**7,031**	**6,720**	**5,523**	**26,327**
Noninterest income	**2,121**	**2,377**	**2,453**	**2,800**	**9,751**
Noninterest expense	**7,209**	**7,191**	**7,279**	**7,306**	**28,985**
Income tax	**517**	**578**	**475**	**99**	**1,669**
Net Income	**1,448**	**1,639**	**1,419**	**918**	**5,424**
Basic earnings per share	**0.22**	**0.25**	**0.22**	**0.14**	**0.83**
Diluted earnings per share	**0.22**	**0.25**	**0.22**	**0.14**	**0.83**
Dividends declared per share	**0.18**	**0.18**	**0.18**	**0.18**	**0.72**

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2005					
Total interest income	$10,052	$10,555	$11,095	$11,730	$43,432
Total interest expense	2,720	2,998	3,625	4,059	13,402
Net Interest income	7,332	7,557	7,470	7,671	30,030
Provision for loan losses	399	399	300	150	1,248
Net interest income after provision for loan losses	6,933	7,158	7,170	7,521	28,782
Noninterest income	2,927	2,639	2,608	2,203	10,377
Noninterest expense	7,671	8,472	6,764	7,360	30,267
Income tax	618	473	857	531	2,479
Net Income	1,571	852	2,157	1,833	6,413
Basic earnings per share	0.24	0.13	0.33	0.27	0.97
Diluted earnings per share	0.24	0.13	0.33	0.27	0.97
Dividends declared per share	0.18	0.18	0.18	0.18	0.72

During the second quarter of 2005, the Corporation recorded expenses totaling $1,218 associated with the recruitment of senior management, severance costs, a goodwill impairment charge related to the Corporation's subsidiary LNB Mortgage, LLC and the write-off of several telecommunications contracts.

(23) Subsequent Events

On January 16, 2007, the Corporation announced the execution of a definitive agreement to acquire Morgan Bancorp, Inc. ("Morgan") of Hudson, Ohio. The Corporation's transaction is for the acquisition of Morgan and its wholly-owned subsidiary, which had approximately $129 million in assets at the date of the agreement.

Under the terms of the agreement, shareholders of Morgan will be entitled to receive cash, common shares of LNB, or a combination thereof, based upon an election process to occur prior to closing. Cash consideration is valued at $52.00 per Morgan share and stock consideration is fixed at an exchange ratio of 3.162 common shares of LNB Bancorp for each share of Morgan. The agreement further provides that, in the aggregate, 50% of the Morgan common shares will be exchanged for common shares of LNB Bancorp and the remaining 50% of the Morgan common shares will be exchanged for cash.

The transaction is valued at $26.5 million and is expected to close in the third quarter of 2007. The exchange is expected to qualify as a tax-free transaction to the Morgan shareholders. Following the merger, and upon receipt of all necessary regulatory approvals, Morgan Bank, N.A. will be merged with and into the Corporation.

Not considering the merger-related charges discussed below, the merger is expected to be accretive to earnings per share by approximately $.08 or 6.7% in the first full fiscal year of operations (2008), due to the expected cost-saving benefits achieved through the integration of systems and support functions, improved branch efficiencies and increased alternative delivery channels for financial products and services. The Corporation expects to reduce noninterest expenses of the combined entity by approximately $1.7 million. This expense reduction, while not expected to be totally from the Morgan Bank operation, represents about 48 percent of Morgan's expense base. The Corporation intends to recognize these expense reductions as quickly and prudently as possible. After-tax merger-related costs of approximately $1.5 – $2.0 million will be incurred to complete the merger.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

1. Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Corporation's Management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of LNB Bancorp, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of December 31, 2006, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Securities Exchange Act of 1934.

Based upon that evaluation, Management concluded as of the end of the period covered by this Annual Report on Form 10-K that our disclosure controls and procedures were ineffective due to the material weakness that existed in our internal control over financial reporting.

2. Internal Control over Financial Reporting

The Management of LNB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over its financial reporting. LNB Bancorp, Inc.'s internal control over financial reporting is a process designed under the supervision of the Corporation's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

LNB Bancorp, Inc.'s Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework."

During the course of its audit, Plante & Moran PLLC advised management and the Audit and Finance Committee that it had identified control deficiencies, which when aggregated, constituted a material weakness in the Corporation's internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies which when aggregated, results in there being more than a remote likelihood that a material misstatement of the annual or interim financials statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. As a result, Management concluded that the Corporation's internal control over financial reporting was not effective as of December 31, 2006 because of the material weakness described below. This material weakness did not result in an adjustment to the financial statements.

The material weakness identified resulted from the aggregation of significant deficiencies arising out of the lack of comprehensive procedural documentation of the loan grading process, the system of monitoring the collateral values of impaired loans and the controls on preventing the improper recognition of interest income on nonperforming loans. Management, with the oversight of the Audit and Finance Committee, has been systematically addressing these issues and is committed to effective remediation of this weakness. The Corporation has taken the following remediation measures:

- Additional training is being completed to reinforce the existing procedures to assure that adequate evidence exists to support all decisions made regarding classification of individual loans.
- Additional training is being completed to reinforce the requirement that once a loan meets the impairment criteria, such loans are deemed impaired and the impairment is valued based on a current appraisal of the collateral securing the loan.
- Training has been completed to reinforce the documentation requirements for the recognition of interest income once a loan is classified as nonperforming. Management has also revised the approval process for recording all nonperforming loan transactions.

In addition to these specific responses to these control deficiencies, the Corporation has contracted with an independent third party to assess the completeness of the commercial loan documentation supporting the current grade classifications of all commercial relationships greater than $500,000. This represents approximately 75 percent of the commercial loan portfolio balances.

Management has discussed these corrective actions with the Audit and Finance Committee and Plante & Moran, PLLC. Plante & Moran, PLLC has issued an attestation report on Management's assessment of the Corporation's internal control over financial reporting. That report appears on page 71 of this annual report on Form 10-K.

3. Changes in Internal Control over Financial Reporting

No change in the Corporation's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting. Since December 31, 2006, the Corporation has implemented actions for the remediation of the identified material weakness, as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that LNB Bancorp, Inc. (the "Corporation") did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness described below, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). LNB Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over *financial reporting* based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, *accurately and fairly* reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following deficiencies are *significant deficiencies*. The aggregation of these significant deficiencies represents a material weakness that has been identified and included in management's assessment. Management determined that it did not have adequate controls over: the documentation of the loan grading process, the system for monitoring the collateral values of impaired loans, and the controls designed to prevent and detect the improper recognition of interest income on nonperforming loans. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 financial statements, and this report does not affect our report dated February 23, 2007 on those statements. We do not express an opinion or any other form of assurance on management's statements referred to in "Management's Report on Internal Control Over Financial Reporting."

In our opinion, management's assessment that LNB Bancorp, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the *control criteria*, LNB Bancorp, Inc. has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

/s/ Plante Moran PLLC

Auburn Hills, Michigan
February 23, 2007

Item 9B. ***Other Information***

On January 23, 2007, the Board of Directors of the Corporation approved the terms of the Corporation's 2007 Management Incentive Plan for Key Executives (the "2007 Key Executive Plan") and the 2007 CEO Short-Term Incentive Plan (the "2007 CEO Plan"). Employees of the Company, including executive officers other than the CEO, as are designated by the Compensation Committee, in its discretion, will participate in the 2007 Key Executive Plan. The Corporation's CEO will participate in the 2007 CEO Plan. The 2007 Key Executive Plan and the 2007 CEO Plan both provide for the payment of cash bonuses to participants based upon the Corporation's achievement of profitability goals for 2007, as determined by the Compensation Committee. In order for any bonus to be payable to any employee under either plan, the Corporation must achieve 100% of the specified target profitability goal. The size of the bonuses available under both plans increases as the Corporation's profitability increases above the specified target profitability goal. If the Corporation achieves 100% or more of the specified target profitability amount, the Compensation Committee will determine, in its sole discretion, the total amount of the bonus that is to be distributed to the CEO under the 2007 CEO Plan, and the total bonuses to be distributed to the participants under the 2007 Key Executive Plan will be as determined by the CEO, subject to approval of the Compensation Committee in its sole discretion.

The 2007 Key Executive Plan also contains confidentiality and non-solicitation obligations of the participants which apply during the term of each participant's employment with the Corporation and following termination of their employment under certain circumstances.

A copy of the form of the 2007 Key Executive Plan is included as Exhibit 10(z) to this annual report on Form 10-K and a copy of the form of the 2007 CEO Plan is included as Exhibit 10(aa) to this annual report on Form 10-K, both of which are incorporated by reference into this Item 9B, and the above summary is qualified in its entirety by reference to those Exhibits.

PART III

Item 10. ***Directors, Executive Officers, Promoters and Control Persons of the Registrant***

Information regarding the executive officers of the Corporation is set forth in Part I, Item 4 of this Form 10-K. Other information required to be included under this item is incorporated by reference herein from the information about our directors provided in the section captioned "Election of Directors," the information provided in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance," and the information about the Corporation's Audit and Finance Committee, audit committee financial expert and procedures for recommending nominees to the Board of Directors and Corporate Governance provided in the sections captioned "Committees of the Board" and "Corporate Governance" in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders filed with the SEC.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference herein from the information provided in the sections captioned "Executive Compensation and Other Information," in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders filed with the SEC.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information about security ownership of certain beneficial owners and management required by this item is incorporated by reference herein from the information provided in the section captioned "Ownership of Voting Shares" in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders filed with the SEC. The following table shows information about the Corporation's common shares that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2006:

Equity Compensation Plan Table

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans exluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	$ —	600,000 (2)
Equity compensation plans not approved by security holders (3)	62,500	$19.03	—
Total	62,500	$19.03	600,000

(1) Consists of common shares of the Corporation covered by outstanding options.

(2) Represents shares available for grant under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. The LNB Bancorp, Inc. 2006 Stock Incentive Plan allows for the granting of an aggregate of 600,000 common shares, no more than 400,000 of which may be granted in the form of stock options and no more than 200,000 of which may be granted in the form of restricted shares.

(3) All common shares included in equity compensation plans not approved by shareholders are covered by outstanding options awarded to two current officers under agreements having the same material terms. Each of these options is a nonqualified option, meaning a stock option that does not qualify under Section 422 of the Internal Revenue Code for the special tax treatment available for qualified, or "incentive," stock options. Mr. Klimas was granted a stock option on February 1, 2005 and another on February 1, 2006, each to purchase 30,000 shares which vest in 10,000 increments on the first, second and third anniversaries of the date of grant. Mr. Klimas' employment agreement also contemplates that he will be issued an additional option to purchase 30,000 shares on February 1, 2007. Mr. Soltis has an option to purchase 2,500 shares which vest on the first year anniversary of the date of grant. Each option may be exercised for a term of 10 years from the date the option vests, subject to earlier termination in the event of death, disability or other termination of the employment of the option holder. The option holder has up to 12 months following termination of employment due to death or disability to exercise the options. The options terminate three months after termination of employment for reasons other than death, disability or termination for cause, and immediately upon termination of employment if for cause. The exercise price and number of shares covered by the option are to be adjusted to reflect any share dividend, share split, merger or other recapitalization of the common shares of the Corporation. The options are not transferable other than by will or state inheritance laws. Exercise prices for these options are at fair market value at the date of grant. The stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2005 has an exercise price of $19.17 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2006 has an exercise price of $19.10 per share, and the 2,500 shares awarded Mr. Soltis have an exercise price of $16.50 per share. The remaining contractual terms of the options are 10 years from the date of vesting.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated by reference from the information provided in section captioned "Certain Transactions" in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders filed with the SEC.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is incorporated by reference herein from the information provided in section captioned "Principal Accounting Firm Fees" in the Corporation's Proxy Statement for the 2007 Annual Meeting of Shareholders filed with the SEC.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of Independent Registered Public Accounting Firm dated February 23, 2007, appear on pages 36 through 68 of this annual report on Form 10-K:

(1) Financial Statements

Consolidated Balance Sheets

December 31, 2006 and 2005

Consolidated Statements of Income for the Years Ended

December 31, 2006, 2005 and 2004

Consolidated Statements of Shareholders' Equity for the Years

Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the Years Ended

December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements for the Years

Ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules

Financial statement schedules are omitted as they are not required or are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits required by Item 601 Regulation S-K

Reference is made to the Exhibit Index which is found on page 75 of this Form 10-K.

(b) the following exhibits required by Item 601 of Regulation S-K are filed as part of this report:

Form 10-K Exhibit Index

Exhibit Index

S-K Reference Number	Exhibit
2(a)	Agreement and Plan of Merger, dated January 15, 2007, by and between LNB Bancorp, Inc. and Morgan Bancorp, Inc., including the attached Form of Voting Agreement and Form of Morgan Affiliate Agreement. Incorporated by reference herein from Exhibit 2.1 of the Corporation's Form 8-K filed January 17, 2007.
3(a)	LNB Bancorp, Inc. Second Amended Articles of Incorporation. Incorporated by reference herein from Exhibit 3(a) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
3(b)	LNB Bancorp, Inc. Amended Code of Regulations. Incorporated by reference herein from Exhibit 3(b) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
4(a)	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Corporation dated October 24, 2000. Incorporated by reference to Exhibit 10(r) to the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
4(b)	Amendment No. 1 to Rights Agreement, dated as of May 17, 2006, between LNB Bancorp, Inc. and Registrar and Transfer Company. Incorporated by reference to Exhibit 4.2 to the Corporation's Form 8-K filed May 17, 2006.
10(a)*	Form of Stock Appreciation Right Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 25, 2006.
10(b)*	LNB Bancorp, Inc. 2005 Management Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed December 22, 2005.
10(c)*	LNB Bancorp, Inc. 2006 Management Incentive Plan for Key Executives. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 8-K filed December 22, 2005.
10(d)*	LNB Bancorp, Inc. Stock Appreciation Rights Plan. Incorporated by reference from Exhibit 10.3 of the Corporation's Form 8-K filed December 22, 2005.
10(e)*	Employment Agreement, dated June 20, 2005, between LNB Bancorp, Inc. and Richard E. Lucas. Incorporated by reference herein from Exhibit 10.1 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(f)*	Stock Option Agreement, effective as of June 27, 2005, between the Corporation and Frank A. Soltis. Incorporated by reference herein from Exhibit 10.2 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(g)*	Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated January 28, 2005. Incorporated by reference herein from Exhibit 10(a) to the Corporation's annual report Form 10-K for the fiscal year ended December 31, 2004.
10(h)	Asset Purchase Agreement by and between LNB Mortgage, LLC., The Lorain National Bank and Mortgage One Services, Inc. dated July 1, 2004. Incorporated by reference herein from Exhibit 2 to the Corporation's quarterly report on Form 10-Q for the quarter ended June 30, 2004.
10(i)	Amendment to Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc., and The Lorain National Bank dated October 6, 2003. Incorporated by reference herein from Exhibit (10a) to the Corporation's annual report on Form 10-K for the year ended December 31, 2003.
10(j)*	The Lorain National Bank Retirement Pension Plan amended and restated effective December 31, 2002, dated November 19, 2002. Incorporated by reference herein from Exhibit 10 to the Corporation's annual report on Form 10-K for the year ended December 31, 2002.

S-K Reference Number	Exhibit
10(k)*	Employment Agreement by and between Terry M. White and LNB Bancorp, Inc, and The Lorain National Bank dated January 23, 2002. Incorporated by reference herein from Exhibit (10a) to the Corporation's quarterly report on Form 10-Q for the quarter ended March 31, 2002.
10(l)	Lorain National Bank Group Term Carve Out Plan dated August 7, 2002. Incorporated by reference herein from Exhibit (10a) to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2002.
10(m)	Restated and Amended Employment Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit (10a) to the Corporation's annual report on Form 10-K for the year ended December 31, 2001.
10(n)	Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(n) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(o)	Amended Supplemental Retirement Agreement by and between Thomas P. Ryan and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(o) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(p)	Amended Supplemental Retirement Agreement by and between Gregory D. Friedman and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(p) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(q)*	Amended Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated June 15, 1999. Incorporated by reference herein from Exhibit 10(q) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(r)	Branch Purchase and Assumption Agreement by and between KeyBank National Association and the Lorain National Bank dated April 10, 1997. Incorporated by reference herein from Exhibit 10(s) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(s)*	Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(t) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(t)	Supplemental Retirement Agreement by and between Thomas P. Ryan and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(u) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(u)	Supplemental Retirement Agreement by and between Gregory D. Friedman and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(v) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(v)	Agreement To Join In The Filing of Consolidated Federal Income Tax Returns between LNB Bancorp, Inc. and The Lorain National Bank dated February 27, 2004. Incorporated by reference herein from Exhibit 10(w) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(w)*	LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Appendix A of the Corporation's Definitive Proxy Statement on Schedule 14A filed March 17, 2006.
10(x)*	LNB Bancorp, Inc. 2006 CEO Long Term Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed October 30, 2006.
10(y)*	Employment Agreement, dated January 15, 2007, by and among LNB Bancorp, Inc., The Lorain National Bank and William A. Dougherty. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed January 17, 2007.

S-K Reference Number	Exhibit
10(z)*	LNB Bancorp, Inc. 2007 Management Incentive Plan for Key Executives.
10(aa)*	LNB Bancorp, Inc. 2007 CEO Short-Term Incentive Plan.
21.1	Subsidiaries of LNB Bancorp, Inc.
23.1	Consent of Plante & Moran, PLLC.
23.2	Consent of KPMG, LLP
31.1	Rule 13a-14(a)/15-d-14(a) Certification of Chief Executive Officer, dated March 1, 2007 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2006.
31.2	Rule 13a-14(a)/15-d-14(a) Certification of Chief Financial Officer, dated March 1, 2007 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2006.
32.1	Section 1350 Certification of Chief Executive Officer, dated March 1, 2007 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2006.
32.2	Section 1350 Certification of Chief Financial Officer, dated March 1, 2007 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2006.

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LNB Bancorp, Inc.
(Registrant)

By: /s/ TERRY M. WHITE
Terry M White
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title
/s/ Daniel P. Batista DANIEL P. BATISTA	Director
/s/ Robert M. Campana ROBERT M. CAMPANA	Director
/s/ Terry D. Goode TERRY D. GOODE	Director
/s/ James F. Kidd JAMES F. KIDD	Vice Chairman and Director
/s/ David M. Koethe DAVID M. KOETHE	Director
/s/ Kevin C. Martin KEVIN C. MARTIN	Director
/s/ Benjamin G. Norton BENJAMIN G. NORTON	Director
/s/ Jeffrey F. Riddell JEFFREY F. RIDDELL	Director
/s/ John W. Schaeffer, Md JOHN W. SCHAEFFER, M.D.	Director
/s/ Eugene M. Sofranko EUGENE M. SOFRANKO	Director
STANLEY G. PIJOR	Director
/s/ Lee C. Howley LEE C. HOWLEY	Director
/s/ Donald F. Zwilling DONALD F. ZWILLING	Director
/s/ James R. Herrick JAMES R. HERRICK	Chairman and Director

/s/ Daniel E. Klimas DANIEL E. KLIMAS	Director and Chief Executive Officer
/s/ Terry M. White TERRY M. WHITE	Chief Financial Officer

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LNB
Bancorp, Inc.

Mail: LNB Bancorp, Inc. · 457 Broadway · Lorain, Ohio 44052-1769
E-Mail: **InvestorRelations@4LNB.com** · Internet: **www.4LNB.com**
Telephone: (440) 244-6000 · Toll Free: (800) 860-1007
Telefax: (440) 244-4815